SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2002

Kookmin Bank

(Translation of registrant's name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No X

(If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-)

TABLE OF CONTENTS

Summary of the 1st Quarter Report of Kookmin Bank

On May 14, 2002, Kookmin Bank filed a quarter report for the first quarter of 2002 with the Korean Financial Supervisory Commission pursuant to the Securities and Exchange Act of Korea (the "Business Report"). This is a summary of the Business Report translated into English.

All references to "Kookmin Bank" mean Kookmin Bank on a non-consolidated basis, and all references to "we" or "us" "the Bank" mean Kookmin Bank and, as the context may require, its subsidiaries. Kookmin Bank means a new entity established by a merger with former Kookmin Bank and H&CB on the merger date of October 31, 2001. Sometimes we refer it to New Kookmin Bank. On the other hand, we use the "Former Kookmin Bank" for the name of the former Kookmin Bank, which had been a different entity before it merged H&CB.

We were formed through a merger between the former Kookmin Bank and H&CB, which merged into a new corporation named "Kookmin Bank" effective November 1, 2001. Accordingly, financial information in this Business Report since the merger date reflects the impact of the merger. Under K GAAP, the Former Kookmin Bank is deemed the accounting acquiror of H&CB in the merger, and we have accounted for the acquisition using the purchase method of accounting.

However, trust accounts are not accounted by the purchase method accounting according to the Korean Financial Supervisory Commission's guidelines. Therefore, any comparative description or table to the previous years for trust accounts is based on simple consolidated numbers of Former Kookmin Bank's and H&CB's results in the years of 2000 and 1999.

All references to "Won" or "W" in this document are to the currency of the Republic of Korea.

1. Information on Kookmin Bank

1.1. Introduction

We are the largest commercial bank in Korea in terms of assets, deposits, branch network and retail customer base. Our primary focus is branch-based lending to and deposit-taking from retail customers and small and medium-sized enterprises. The principal components of our business are general household, mortgage and small- and medium-sized enterprise lending, credit card operations and investment trust account management business and capital market activities, which businesses are enhanced by our electronic banking platform. We also make loans and provide banking services to large domestic corporate customers.

We have developed one of the most extensive domestic branch networks, with 1,125 domestic branches and sub-branches as of March 31, 2002. Our extensive branch network and retail customer base have provided us with a source of stable and low cost funding.

1.2. History of Kookmin Bank

- November 1, 2001 — New Kookmin Bank was established and Listed on the New York Stock Exchange
- November 9, 2001 — Listed on the Korea Stock Exchange

1.3. Principal Banking Activities

The following tables show the operating status of our principal banking activities.

1.3.1. Deposits

(Unit: millions of Won)

		March 31, 2002		December 31, 2001		December 31, 2000	
		Average balance	Ending balance	Average balance	Ending balance	Average balance	Ending balance
Deposits in Won	Demand deposits	9,670,540	10,789,054	4,832,281	10,824,005	3,720,546	4,173,966
	Time & savings deposits	90,249,421	93,069,208	53,496,908	89,080,935	40,279,328	43,495,480
	Installment deposits	12,999,446	12,303,718	7,398,170	12,999,682	4,706,796	5,725,272
	Certificates of deposits	1,592,111	2,242,565	2,022,414	1,154,056	1,910,630	2,424,947
Subtotal		114,511,518	118,404,545	67,749,773	114,058,678	50,617,300	55,819,665
Deposits in foreign currency		1,132,291	1,139,326	952,701	1,102,626	858,330	702,481
Trust deposits	Money trust	18,810,055	17,571,477	20,375,456	19,739,709	22,279,546	20,349,257
	Property trust	13,983,522	15,627,249	5,409,033	12,559,922	92,838	875,984
Subtotal		32,793,577	33,198,726	25,784,489	32,299,631	22,372,384	21,225,241
Total		148,437,386	152,742,597	94,486,963	147,460,935	73,848,014	77,747,387

1.3.2. Market share by deposits in Won

The following table shows the market share of Kookmin Bank among 9 nationwide commercial banks in terms of deposits in Won for the last two years and the first quarter of 2002. Numbers for the 2001 and the first quarter are from New Kookmin Bank while those for 2000 are consolidated results of Former Kookmin Bank and H&CB.

(Units: 100 millions of Won, %)

	March 31, 2002		December 31, 2001		December 31, 2000	
	Amount	%	Amount	%	Amount	%
Kookmin Bank	1,184,046	33.4	1,140,587	33.7	1,024,784	33.8
Hanvit Bank	516,479	14.6	513,903	15.2	486,305	16.0
Chohung Bank	368,067	10.4	355,967	10.5	312,699	10.3
Shinhan Bank	334,293	9.4	301,285	8.9	263,513	8.7
Hana Bank	330,350	9.3	322,652	9.5	275,777	9.1
Korea Exchange Bank	260,022	7.3	253,284	7.5	215,049	7.1
KorAm Bank	195,148	5.5	171,834	5.1	167,843	5.5

	March 31, 2002		December 31, 2001		December 31, 2000	
	Amount	%	Amount	%	Amount	%
Korea First Bank	181,113	5.1	171,800	5.1	163,302	5.4
Seoul Bank	172,786	5.0	151,458	4.5	123,404	4.1
Total	3,542,304	100	3,382,770	100	3,032,676	100

1.3.3. Average deposit per domestic branch

(Unit: millions of Won)

	March 31, 2002	December 31, 2001	December 31, 2000
Deposits	124,665	133,548	120,422
Deposits in Won	123,732	132,320	119,089

1.3.4. Average deposit per employee

(Unit: millions of Won)

	March 31, 2002	December 31, 2001	December 31, 2000
Deposits	7,059	7,243	5,917
Deposits in Won	7,006	7,176	5,852

1.3.5. Loan balances

(Unit: millions of Won)

	March 31, 2002		December 31, 2001		December 31, 2000	
	Average balance	Ending balance	Average balance	Ending balance	Average balance	Ending balance
Loans in Won	97,056,184	99,621,804	53,498,087	94,698,769	38,301,330	43,436,111
Loans in foreign currency	3,623,078	3,971,436	3,924,562	4,174,237	3,077,642	2,970,653
Advances to customers	132,266	123,908	244,158	199,831	337,987	240,992
Sub-total	100,811,528	103,717,148	57,666,807	99,072,837	41,716,959	46,647,756
Trust account loans	1,024,137	931,679	2,194,851	1,117,817	4,216,018	3,170,756
Total	101,835,665	104,648,827	59,861,658	100,190,654	45,932,977	49,818,512

1.3.6. Loan balances as of March 31, 2002 by remaining maturities

(Unit: millions of Won)

	Less than 1 year	More than 1 year~less than 3 years	More than 3 years~less than 5 years	More than 5 years	Total
Loans in Won	49,489,493	35,327,201	5,101,235	9,703,875	99,621,804
Loans in foreign currency	2,163,934	628,091	221,429	957,982	3,971,436

1.3.7. Loan balances by uses (banking account)

(Unit: millions of Won)

		March 31, 2002	December 31, 2001	December 31, 2000
Loans to enterprises	Loans for operations	30,831,665	29,286,707	20,899,277
	Loans for equipment	4,536,624	4,434,447	4,393,664
Loans to households		36,511,511	34,648,918	14,215,303
Loans to public sector & others	Loans for operations	744,642	737,206	1,914,841
	Loans for equipment	55,134	57,211	49,508
Loans on property formation savings		114,005	155,201	248,271
Loans for housing		26,792,196	25,342,969	1,663,904
Inter-bank loans		36,027	36,110	51,343
Total		99,621,804	94,698,769	43,436,111

1.3.8. Market share of consumer loans

The following table shows the market share of Kookmin Bank among 9 nationwide commercial banks in terms of deposits in Won for the last two years and the first quarter of 2002. Numbers for the 2001 and the first quarter are from New Kookmin Bank while those for 2000 are consolidated results of Former Kookmin Bank and H&CB.

(Units: 100 millions of Won, %)

	March 31, 2002		December 31, 2001		December 31, 2000	
	Amount	%	Amount	%	Amount	%
Kookmin Bank	634,239	44.4	601,536	47.2	488,734	56.2
Hanvit Bank	158,708	11.1	132,501	10.4	84,896	9.8
Shinhan Bank	134,836	9.4	107,729	8.4	56,987	6.5
Chohung Bank	104,138	7.3	90,723	7.1	53,855	6.2
Hana Bank	124,638	8.7	105,143	8.2	53,337	6.1
Korea First Bank	84,150	5.9	78,874	6.2	50,326	5.8
Korea Exchange Bank	69,102	4.8	64,053	5.0	36,752	4.2
KorAm Bank	51,038	3.6	41,807	3.3	27,742	3.2
Seoul Bank	68,492	4.8	53,156	4.2	17,435	2.0
Total	1,429,341	100	1,275,522	100	870,064	100

1.3.9. Market share of mortgage loans

The following table shows the market share of Kookmin Bank among 9 nationwide commercial banks in terms of deposits in Won for the last two years and the first quarter of 2002. Numbers for the 2001 and the first quarter are from New Kookmin Bank while those for 2000 are consolidated results of Former Kookmin Bank and H&CB.

(Units: 100 millions of Won, %)

	March 31, 2002		December 31, 2001		December 31, 2000	
	Amount	%	Amount	%	Amount	%
Kookmin Bank	267,984	85.3	253,495	87.4	226,460	90.7
Hanvit Bank	12,059	3.8	10,998	3.8	11,042	4.4
Korea Exchange Bank	10,679	3.4	8,719	3.0	2,394	1.0
Hana Bank	10,543	3.4	7,552	2.6	2,017	0.8
Shinhan Bank	4,883	1.6	2,943	1.0	2,374	1.0
KorAm Bank	2,906	0.9	2,432	0.8	2,264	0.9
Chohung Bank	2,447	0.8	2,326	0.8	1,702	0.7
Seoul Bank	1,861	0.6	1,078	0.4	862	0.3
Korea First Bank	738	0.2	658	0.2	550	0.2
Total	314,100	100	290,201	100	249,665	100

1.3.10. Loan to deposit ratio

(Units: millions of Won, %)

	March 31, 2002	December 31, 2001	December 31, 2000
Loans (A)	97,056,184	53,498,087	38,301,330
Deposits (B)	114,511,518	67,749,773	50,617,300
Loan to deposit ratio (A/B)	84.76	78.96	75.67

1.3.11. Acceptances and guarantees

(Unit: millions of Won)

	March 31, 2002	December 31, 2001	December 31, 2000
Confirmed	3,847,521	3,521,970	3,035,968
Unconfirmed	1,524,715	1,369,723	1,183,433
Total	5,372,236	4,891,693	4,219,401

1.3.12. Breakdown of securities investment

(Unit: millions of Won)

		March 31, 2002		December 31, 2001		December 31, 2000	
		Average balance	**Ending balance**	**Average balance**	**Ending balance**	**Average balance**	**Ending balance**
Securities in Won (Banking account)	Monetary stabilization bonds	2,779,178	3,530,830	3,571,137	3,139,925	2,773,897	1,973,079
	Government and public bonds	4,290,259	3,912,724	4,454,446	4,602,576	4,095,760	4,595,840
	Debentures	13,998,690	13,847,216	11,410,904	14,879,912	8,431,478	9,151,880
	Stocks	2,184,787	2,364,580	1,309,134	2,154,449	1,004,648	1,142,113
	Others	7,688,334	8,084,853	3,115,803	7,348,220	1,724,364	1,588,295
Sub-total		30,941,248	31,740,103	23,861,424	32,125,082	18,030,147	18,451,207
Securities (Trust account)	Monetary stabilization bonds	2,150,390	1,519,229	3,228,021	2,725,071	3,654,209	3,365,883
	Government and public bonds	2,840,845	2,426,204	2,990,549	3,059,777	1,894,815	2,816,167
	Debentures	7,697,405	8,022,540	7,635,765	7,613,829	6,966,409	6,828,929
	Stocks	805,964	879,518	672,845	890,151	568,650	547,797
	Foreign securities	427,024	555,806	118,147	370,415	39,711	0
	Others	3,977,798	3,565,317	4,340,103	3,913,328	5,718,473	3,576,520
Sub-total		17,899,426	16,968,614	18,985,430	18,572,571	18,842,267	17,135,296
Foreign currency (Banking account)	Foreign securities	995,016	949,596	736,084	909,730	631,040	583,229
	Off-shore foreign securities	384,761	383,652	343,275	382,542	370,664	316,868
Sub-total		1,379,777	1,333,248	1,079,359	1,292,272	1,001,704	900,097
Total		50,220,451	50,041,965	43,926,213	51,989,925	37,874,118	36,486,600

1.3.13. Trust account (money trust)

(Unit: millions of Won)

	March 31, 2002		December 31, 2001		December 31, 2000	
	Total amount trusted	Trust fees	Total amount trusted	Trust fees	Total amount trusted	Trust fees
Return-guaranteed trust	2,664	34,766	25,551	- 17,147	581,332	- 77,157
Performance trust	32,790,913	70,119	25,758,938	353,890	21,821,152	308,287
Total	32,793,577	104,885	25,784,489	336,743	22,402,484	231,130

1.3.14. Credit Card

The following tables show the operating results of our credit card business for the last two years and the 1st quarter of 2002.

1.3.14.1.BC Card

(Unit: millions of Won unless indicated otherwise)

		March 31, 2002	December 31, 2001	December 31, 2000
Number of card holders (Person)	Corporate	31,188	23,811	17,942
	Individual	4,264,877	4,017,950	3,053,244
Number of merchants		275,135	262,619	196,264
Profit	Sales[1]	6,162,102	22,272,700	12,538,100
	Fee revenue	236,853	819,399	440,653

1.3.14.2.Kookmin Card[2]

(Unit: millions of Won unless indicated otherwise)

		March 31, 2002	December 31, 2001	December 31, 2000
Number of card holders (Person)	Corporate	279,084	253,408	137,657
	Individual	11,944,813	11,289,303	8,036,140
Number of merchants		1,782,311	1,675,176	1,230,838
Profit	Sales[1]	20,704,900	65,382,300	37,875,680
	Fee revenue	41,758	142,700	115,355

1.4. Property, Plants and Equipment

1.4.1. Branch Network

As of March 31, 2002, we had 1,038 branches and 87 sub-branches in Korea, the largest number of branches among Korean commercial banks. We believe that our extensive branch

1. Includes credit card receivables and cash advances.

2. The results of Kookmin Card are from Kookmin Credit Card, our KOSDAQ-registered, 76.5%-owned subsidiary. Kookmin Bank only recognizes fee revenues under the agreement with Kookmin Credit Card. All other credit card gains from Kookmin Credit Card were recognized as non-operating revenue under equity method.

network in Korea and retail customer base provide us with a source of stable and relatively low cost funding. Approximately 40% of our branches and sub-branches are located in Seoul.

We also have three subsidiaries in Luxemburg, Hong Kong and London and three branches in Tokyo, New York and Auckland. We do not own any material properties outside of Korea.

1.4.2. Automated Banking Machines

We have established an extensive network of automated banking machines, which are located in branches and in Autobanks (unmanned outlets). These automated banking machines consist of ATMs, cash dispensers and passbook printers. As of March 31, 2002, we had 4,137 ATMs, 4,422 cash dispensers and 920 passbook printers.

1.4.3. Property

Our registered office and corporate headquarters are located at 9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea. and we have two more headquarters in Seoul.   In addition, we own two more headquarters buildings and four training institute buildings. We also own two IT centers in Seoul, Korea.

The book value of all the properties owned by us at March 31, 2002 was W1,879,213 million. We do not own any material properties outside of Korea.

1.5. Organizational Structure

1.5.1. Organization Chart

The following chart shows our 11 Divisions and 8 Business Units.


Board of Directors
Auditor & Executive Director
Audit Team
President & CEO
Corporate center
Corporate Financial Planning
Strategic Planning
Risk Management
Kookmin Economy & Business Research Institute
Shared service
General Administration
Information Technology
Subsidiaries Management
Education & Training Center
Compliance Team
Compliance Officer
Secretariat Team
Business unit
Sales
Retail Banking
P B
e-Business
Corporate Banking
Int'l Banking
Capital Market
Workout
Credit Card
Trust
NHF Management

1.5.2. List of affiliates

As of March 31, 2002, we have following subsidiaries and affiliates.

- Kookmin Leasing Co., Ltd.
- Jooeun Leasing Co., Ltd.
- Kookmin Venture Capital Co., Ltd.
- Kookmin Bank Venture Capital Co., Ltd.
- Kookmin Credit Card Co., Ltd.
- Kookmin Bank Investment Trust Management Co., Ltd.
- Jooeun Investment Trust Management Co., Ltd.
- Jooeun Real Estate Trust Co., Ltd.
- Jooeun Credit Information Co., Ltd.
- Kookmin Data System Corporation
- Kookmin Futures Co., Ltd.
- ING Life Korea Ltd.

- Kookmin Bank Luxemburg. S.A.
- Kookmin Bank International (London) Ltd.
- Kookmin Finance Hong Kong Ltd.

1.5.3. Operating results of the affiliates

(Unit: millions of Won)

Company name[1]	Closing date	Accounting results of the latest fiscal year[2]				
		Total Assets	Total Liabilities	Total Equities	Sales	Net income
Kookmin Leasing	March 31, 2002	530,988	546,534	-15,547	99,459	-21,603
Jooeun Leasing	March 31, 2002	226,425	199,754	26,671	42,193	1,005
Kookmin Venture Capital	December 31, 2001	182,736	131,282	51,454	20,668	273
Kookmin Bank Venture Capital	December 31, 2001	79,120	8,713	70,407	14,676	9,924
Kookmin Credit Card	December 31, 2001	10,577,491	9,399,912	1,177,579	2,340,665	458,195
Kookmin Bank Investment Trust Management	March 31, 2002	40,638	878	39,760	8,168	4,866
Jooeun Investment Trust Management	March 31, 2002	61,963	5,260	56,703	34,167	19,316
Jooeun Real Estate Trust	December 31, 2001	290,096	211,283	78,813	52,568	3,864
Jooeun Credit Information	December 31, 2001	13,263	3,595	9,668	25,950	2,022
Kookmin Data System Corporation	December 31, 2001	15,464	2,933	12,531	28,845	2,577
Kookmin Futures	March 31, 2002	46,823	22,067	24,756	14,622	3,549
ING Life Korea	March 31, 2001	656,231	594,417	61,814	496,035	12,610
Kookmin Bank Luxemburg. S.A.	December 31, 2001	447,522	421,301	26,221	4,112	1,267
Kookmin Bank International (London)	December 31, 2001	331,852	284,938	46,914	1,646	743
Kookmin Finance Hong Kong	December 31, 2001	314,871	257,546	57,325	5,758	2,850

1. Results of companies, whose fiscal year ends on March 31, are based on their preliminary results except for Kookmin Bank Investment Trust Management.

2. Results for Kookmin Bank Luxembourg, Kookmin Bank International Limited and Kookmin Finance Hong Kong Limited are based on the results for the 1st quarter of 2002.

1.6. Capital

1.6.1. Common Shares

Kookmin Bank has authority to issue a total of 1,000,000,000 shares of capital stock according to its articles of incorporation. Kookmin Bank's articles of incorporation also provide that Kookmin Bank is authorized to issue shares of preferred stock up to one-half of all of the issued and outstanding shares of common stock. On completion of the merger between Former Kookmin Bank and H&CB, New Kookmin Bank issued 299,697,462 common shares.

As of March 31, 2002, 317,677,416 shares of common stock were issued and outstanding with paid-in capital of 1,588,387 million Won. All of the issued and outstanding shares are fully-paid and non-assessable, and are in registered form.

1.6.2. Convertible Bonds

In June 1999, Goldman Sachs Capital Koryo, L.P., a group of funds managed by Goldman Sachs Group, L.P., acquired an interest in the Former Kookmin Bank in return for an investment of U.S.$500 million in new common shares and convertible bonds, consisting of W360 billion of new common shares (30,000,000 common shares at W12,000 per share) and U.S.$200 million principal amount of subordinated convertible bonds with a conversion price of W14,200 per common share. The current conversion price is W22,123. Goldman Sachs Capital Koryo, L.P. may obtain 10,581,747 of common stock upon conversion of US$200 million in convertible bonds.

1.6.3. Treasury Stock

The following table shows the purchase and disposition of our treasury stock.

(As of April 30, 2002, Unit: thousands of Won unless otherwise indicated)

Date	Reason	Number of shares	Amount	Price per one share
November 15, 2001	Acquisition of fractional shares in the course of the merger	41,548 shares	1,794,885	43,200 Won
December 24, 2001	Disposition for Exercise of stock option	10,000 shares	432,003	48,900 Won
April 3, 2002	Acquisition of fractional shares due to stock dividend	36,089 shares	2,071,557	57,400 Won
Total	-	67,637 shares	3,434,439	-

1.6.4. Stock Option

The following table is the breakdown of stock options Kookmin Bank has granted to the directors and employees. It describes grant date, position, exercise period, price and the number of options.

(As of May 4, 2002, Units: Won, shares)

Grant date	Position	Exercise Period		Exercise Price	Granted Options	Exercised Options	Exercisable Options[1]
		From	To				
31-Oct-98	President & CEO	01-Nov-01	31-Oct-04	5,000	400,000	10,000[2]	390,000
27-Feb-99	Auditor & Executive Director	28-Feb-02	27-Feb-05	13,900	30,000	30,000[3]	0
27-Feb-99	8 Executive Vice Presidents	28-Feb-02	27-Feb-05	13,900	180,108	0	180,108
27-Feb-99	Non-Executive Director	28-Feb-02	27-Feb-05	13,900	10,000	0	10,000
28-Feb-00	Director & Executive Vice President	01-Mar-03	28-Feb-06	27,600	30,000	0	30,000
28-Feb-00	2 Executive Vice Presidents	01-Mar-03	28-Feb-06	27,600	60,000	0	60,000
28-Feb-00	11 Non-Executive Directors	01-Mar-03	28-Feb-06	27,600	52,009	0	52,009
28-Feb-00	10 Employees	01-Mar-03	28-Feb-06	27,600	67,283	0	67,283
24-Mar-01	2 Executive Vice Presidents	25-Mar-04	24- Mar-07	25,100	60,000	0	60,000
24-Mar-01	3 Non-Executive Directors	25-Mar-04	24- Mar-07	25,100	6,552	0	6,552
24-Mar-01	3 Employees	25-Mar-04	24- Mar-07	25,100	23,275	0	23,275
18-Mar-00	Chairman	19-Mar-03	18-Mar-05	23,469	41,460	0	41,460
18-Mar-00	Auditor & Executive Director	19-Mar-03	18-Mar-05	23,469	14,807	0	14,807
18-Mar-00	7 Non-Executive Directors	19-Mar-03	18-Mar-05	23,469	20,727	0	20,727
18-Mar-00	3 Executive Vice Presidents	19-Mar-03	18-Mar-05	23,469	35,535	0	35,535
15-Mar-01	Chairman	16-Mar-04	15-Mar-09	28,027	29,614	0	29,614
15-Mar-01	Auditor & Executive Director	16-Mar-04	15-Mar-09	28,027	14,807	0	14,807
15-Mar-01	9 Non-Executive Directors	16-Mar-04	15-Mar-09	28,027	23,376	0	23,376
15-Mar-01	7 Executive Vice Presidents	16-Mar-04	15-Mar-09	28,027	82,915	0	82,915
15-Mar-01	47 Employees	16-Mar-04	15-Mar-09	28,027	47,381	0	47,381
16-Nov-01	President & CEO	17-Nov-04	16-Nov-09	X[4]	700,000	0	700,000

1. The number of options has been adjusted due to the merger and the early retirement of the grantees.

2. President & CEO exercised 10,000 of the options on December 21, 2001.

3. Auditor & Executive Director exercised 30,000 of the options on April 20, 2002.

4. Calculation formula: Exercise price = 51,200 Won x {1 + the increase rate of KOSPI banking industry Index x 0.4} / 100). The increase rate of KOSPI banking industry Index = (KOSPI banking industry Index as of the starting date of exercise period – 207.25) / 207.25 x 100

Grant date	Position	Exercise Period		Exercise Price	Granted Options	Exercised Options	Exercisable Options[1]
		From	To				
16-Nov-01	Chairman	17-Nov-04	16-Nov-09		150,000		150,000
22-Mar-02	Auditor & Executive Director	23-Mar-05	22-Mar-10	Y[1]	30,000	0	30,000
22-Mar-02	9 Non-Executive Directors	23-Mar-05	22-Mar-10		69,000		69,000
22-Mar-02	10 Executive Vice Presidents	23-Mar-05	22-Mar-10	57,100	300,000	0	300,000
22-Mar-02	16 Employees	23-Mar-05	22-Mar-10	57,100	190,000	0	190,000
Total					2,668,849	40,000	2,628,849

1.7. Dividend

The following table shows dividend policy and the related information for the last three years.

(Units: millions of Won, shares, and %)

	2001	2000	1999
Net income for the period	740,565	719,700	107,901
Earnings per share (Won)	3,706[2]	2,403	388
Maximum amount available for dividend	604,984[3]	614,046	22,129
Total dividends amount	119,866	151,009	16,938
Dividend payout ratio	16.19[4]	20.76	13.80
Dividends per Common shares (Won)	400	500	50
Dividends per Preferred shares (Won)	-	50	50
Dividend yield ratio	0.80[5]	3.36	0.28
Net asset value per common share (Won)	29,742[6]	12,533	13,079

1. Calculation formula: Exercise price = 57,100 Won x (1 + the increase rate of KOSPI banking industry Index x 0.4). The increase rate of KOSPI banking industry Index = (KOSPI banking industry Index as of the starting date of exercise period – KOSPI banking industry Index as of the grant date) / KOSPI banking industry Index as of the grant date.

2. Earnings per share = net income (740,565,213,105 Won) / weighted average number of shares (199,825,909 shares)

3. Maximum amount available for dividend = retained earnings before appropriations (672,418 millions of Won) + transferred from prior years' reserves (8,483 millions of Won) – appropriated amount pursuant to the relevant rules and regulations (75,917 millions of Won)

4. Dividend payout ratio = total dividend amount for common shares (119,866,365,600 Won) / net income (740,565,213,105 Won).

5. Dividend yield ratio = dividend per share (400 Won) / market closing price for December 31, 2001 (49,800 Won)

6. Net asset value per common share = total assets (8,913,542 millions of Won) / total issued shares as of December 31, 2001.

	2001	2000	1999
Ordinary income per common shares (Won)	3,706	2,403	388

1.8. Other Details Relevant to Investment Decision

1.8.1. BIS risk-adjusted capital ratios

(Units: millions of Won, %)

	December 31, 2001	December 31, 2000	December 31, 1999
Risk-adjusted capital (A)	11,750,856	6,297,886	5,171,567
Risk-weighted assets (B)	114,849,227	56,346,867	45,434,768
BIS ratios (A/B)	10.23	11.18	11.38

1.8.2. Non-performing loans

(Units: millions of Won, %)

March 31, 2002		December 31, 2001		Change	
Balance of NPL	NPL to total loans	Balance of NPL	NPL to total loans	Balance of NPL	NPL to total loans
2,737,122	2.32	2,954,464	2.62	-217,342	Decreased by 0.3percentage points

1.8.3. Loan loss allowances

(Units: millions of Won)

		March 31, 2002	December 31, 2001	December 31, 2000
Loan loss allowance	Domestic	2,324,014	2,255,068	1,822,208
	Overseas	15,106	16,111	4,492
	Total	2,339,120	2,271,179	1,826,700
Write-offs for the 3 months ended March 31, 2002		112,625	1,862,412	558,464

2. Major Shareholders

The following table presents information regarding the beneficial ownership of our shares at December 31, 2001 by each person known by us to own beneficially more than 5% of our outstanding shares.

Name	Number of Shares of Common Stock	Percentage of Total Outstanding Shares of Common Stock
The Government of Korea	28,890,341	9.64%
The Bank of New York[1]	22,733,276	7.59%
GS Capital[2]	20,449,650	6.82%

1. As depositary bank.

2. Including 895,987 shares, which Goldman Sachs International Ltd. holds.

3. Directors, Senior Management and Employees

3.1. Executive Directors

As of March 31, 2002, our board of directors, which consists of 4 executive directors and 10 non-executive directors, has the ultimate responsibility for the management of our affairs. Our 4 executive directors consist of the chairman, president & CEO, one director & executive vice president and one auditor & executive director.

The names and positions of our directors are set forth below.

Name	Date of Birth	Position
Sanghoon Kim	03/13/1942	Chairman
Jungtae Kim	08/15/1947	President & CEO
Jan Op de Beeck	05/12/1952	Director & Executive Vice President
Choulju Lee	11/22/1939	Auditor & Executive Director

3.2. Non-Executive Directors

Our non-executive directors are selected based on the candidates' talents and skills in diverse areas, such as law, finance, economy, management and accounting. As of March 31, 2002, 10 non-executive directors are in office.

Our current non-executive directors are as follows:

Name	Date of Birth	Position
Moonsoul Chung	03/07/1938	Non-Executive Director
Timothy Hartman	03/01/1939	Non-Executive Director
Sunjin Kim	06/08/1942	Non-Executive Director
Sunjae Cho	02/09/1944	Non-Executive Director
Dongsoo Chung	09/24/1945	Non-Executive Director
Keunshik Oh	09/12/1946	Non-Executive Director
Kyunghee Yoon	01/05/1947	Non-Executive Director
Woonyoul Choi[1]	04/02/1950	Non-Executive Director
Henry Cornell	04/11/1956	Non-Executive Director
Jihong Kim	06/08/1956	Non-Executive Director

1 Mr. Choi has resigned for his personal reason on April 8, 2002.

3.3. Senior Management

In addition to the executive directors who are also our executive officers, we currently have the following executive officers:

Name	Date of Birth	Position
Jongkyoo Yoon	10/13/1955	Executive Vice President
Bonghwan Cho	03/30/1950	Executive Vice President
Sungchul Kim	09/10/1951	Executive Vice President
Jaein Suh	08/11/1947	Executive Vice President
Buhmsoo Choi	08/08/1956	Executive Vice President
Bockwoan Kim	11/17/1944	Executive Vice President
Youngil Kim	07/03/1953	Executive Vice President
Kitaek Hong	01/16/1948	Executive Vice President
Sunghyun Chung	08/10/1947	Executive Vice President
Kisup Shin	10/29/1955	Executive Vice President
Seongkyu Lee	10/25/1959	Executive Vice President
Jongin Park	03/10/1954	Executive Vice President
Byungsang Kim	02/19/1947	Executive Vice President
Woojung Lee	07/11/1949	Executive Vice President

3.4. Compensation

The aggregate of the remuneration paid and benefits-in-kind paid by us to the Chairman, President & CEO, our other executive directors, our non-executive directors and executive vice presidents for the quarter ended March 31, 2001, was W3,735 million.

3.5. Employees

(As of March 31, 2002, Unit: millions of Won)

	Number of Employees			Average Tenure (year)	Total Cash Payment for the 3 Months	Average Monthly Payment per Person[1]
	Regular	Others	Total			
Male	13,349	385	13,734	15.5	211,714	4.7
Female	5,255	18	5,273	11.3	70,571	3.3
Total	18,604	403	19,007	14.3	282,285	4.3

1. Average monthly payment per person for male, female and total was calculated based on the salary for the 25th grade of assistant manager, 19th grade of associate and 23rd grade of assistant manager, respectively.

4. Financial Information

See Exhibit 1. Kookmin Bank Review Report March 31, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: May 24, 2001

By:
(Signature)

Name: Jong-Kyoo Yoon
Title: Executive Vice President & Chief Financial Officer

Kookmin Bank
Review Report 2002



For the three-month periods ended March 31, 2002 and 2001

SAMIL ACCOUNTING CORPORATION

PRICEWATERHOUSECOOPERS

Kookmin Bank
Review Report 2002

For the three-month periods ended March 31, 2002 and 2001

SAMIL ACCOUNTING CORPORATION

Samil Accounting Corporation
Kukje Center Building 21st Flr.
191 Hangangro 2 ga, Yongsanku
Seoul 140-702, KOREA
(Yongsan P.O.Box 266, 140-600)

Review Report of Independent Accountants

To the Board of Directors and Shareholders of Kookmin Bank

We have reviewed the accompanying non-consolidated quarterly balance sheets of Kookmin Bank ("the Bank"), as of March 31, 2002 and 2001, and the related non-consolidated quarterly income statements for the three-month periods then ended, expressed in Korean Won. These non-consolidated quarterly financial statements are the responsibility of the Bank's management. Our responsibility is to issue a report on these non-consolidated quarterly financial statements based on our reviews.

We conducted our reviews in accordance with semi-annual review standards established by the Securities & Futures Commission of the Republic of Korea. These standards require that we plan and perform the review to obtain moderate assurance as to whether the non-consolidated quarterly financial statements are free of material misstatement. A review is limited primarily to inquiries of the Bank's personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying non-consolidated quarterly financial statements are not presented fairly, in all material respects, in accordance with accounting standards for preparing quarterly financial statements in the Republic of Korea.

As discussed in Note 33 to the non-consolidated quarterly financial statements, the Bank entered into a business combination contract ("the Contract") with H&CB on April 23, 2001 and obtained approval from its shareholders for such combination on September 29, 2001. In accordance with the Contract, the Bank completed the legal consolidation with H&CB as of October 31, 2001. According to the contact, the shareholders of the Bank and H&CB received 1 new common share of the Bank for 1.688346 old shares of the Bank and 1 share of H&CB, respectively. The new common shares of the Bank were listed on the Korea Stock Exchange on November 9, 2001. Although the business combination took the legal form of consolidation, the Bank acquired H&CB's total assets of ₩67,742,958 million and total liabilities of ₩64,381,185 million by applying the purchase method of accounting.

Also, the Bank's registration statement was declared effective by the Securities and Exchange Commission of the United States of America on September 10, 2001, and the new shares of the Bank were listed on New York Stock Exchange as American Depositary Shares ("ADS") on November 1, 2001.

Continued;

As explained in Note 17 to the non-consolidated quarterly financial statements, the operations of the Bank have been affected, and may continue to be affected for the foreseeable future, by the general unstable economic conditions in the Republic of Korea and in the Asia Pacific region. The ultimate effect of these significant uncertainties on the financial position of the Bank as of the balance sheet date cannot presently be determined and accordingly, no adjustments have been made in the accompanying financial statements related to such uncertainties.

Under these adverse economic conditions, certain financially troubled borrowers of the Bank including Hynix Semiconductor Inc. are experiencing a cash crisis or are in the debt restructuring process under workout plans and other similar programs. As of March 31, 2002, in relation to such borrowers, total loans outstanding and investment in securities are ₩2,400,714 million (with ₩969,442 million of allowances for loan losses and ₩52,885 million of present value discounts) and ₩344,063 million, respectively.

The accompanying non-consolidated quarterly financial statements are not intended to present the financial position or results of operations in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. The procedures and practices used to review such financial statements may differ from those generally accepted and applied in other countries and jurisdictions. Accordingly, this report and the accompanyng non-consolidated quarterly financial statements are not intended for use by those who are not informed about Korean accounting principles or reviewing standards and their application in practice.

Samil Accounting Corporation

Seoul, Korea

April 17, 2002

KOOKMIN BANK
NON-CONSOLIDATED QUARTERLY BALANCE SHEETS
As of March 31, 2002 and 2001
(Unaudited-See Accountants' Review Report)

	In Millions of Korean Won	
	2002	2001
ASSETS		
Cash and due from banks (Note 3)	₩ 6,855,966	₩ 4,047,086
Trading securities (Note 4)	6,082,450	2,915,858
Investment securities (Note 5)	26,990,901	20,631,084
Loans (Notes 6 and 7)	112,412,605	50,849,146
Fixed assets (Notes 8)	2,896,041	1,263,194
Other assets (Note 9)	5,255,047	6,240,341
Total Assets	₩160,493,010	₩85,946,709
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits (Note 10)	₩119,543,871	₩58,703,412
Borrowings (Note 11)	11,481,374	7,745,707
Debentures (Note 12)	9,952,806	6,146,205
Other liabilities (Note 13)	9,762,381	8,853,109
Total Liabilities	150,740,432	81,448,433
Commitments and contingencies (Notes 15 and 17)		
Common stock, par value : ₩5,000, authorized : 1,000 million shares, issued and outstanding : 317,677,416 shares (Notes 1 and 18)	1,588,387	1,508,000
Preferred stock	-	200,000
Capital surplus (Note 19)	5,683,528	1,608,151
Retained earnings (Note 20)	2,110,672	1,126,648
Capital adjustments (Note 21)	369,991	55,477
Total Shareholders' Equity	9,752,578	4,498,276
Total Liabilities and Shareholders' Equity	₩160,493,010	₩ 85,946,709

The accounting notes are an integral part these non-consolidated quarterly financial statements.

KOOKMIN BANK
NON-CONSOLIDATED QUARTERLY
STATEMENTS OF INCOME
for the three-month periods ended March 31, 2002 and 2001
(Unaudited-See Accountants' Review Report)

	In Millions of Korean Won	
	2002	2001
Interest income :		
Interest on due from banks	₩ 13,718	₩ 52,290
Interest on trading securities	26,821	57,972
Interest on investment securities	382,135	335,143
Interest on loans	2,095,762	1,193,586
Other interest income	21,299	33,177
	2,539,735	1,672,168
Interest expenses :		
Interest on deposits	1,192,936	854,179
Interest on borrowings	112,047	114,112
Interest on debentures	177,092	137,791
Other interest expenses	14,738	13,380
	1,496,813	1,119,462
Net interest income	1,042,922	552,706
Bad debt expense (Note 7)	191,143	174,740
Net interest income after bad debt expenses	851,779	377,966
Non-interest income :		
Fees and commission income	450,464	83,114
Dividends on trading securities	230	-
Dividends on investment securities	740	429
Gain on foreign currency transactions	36,196	122,468
Gain on derivatives (Note 16)	378,730	1,096,536
Other (Note 23)	174,448	160,032
	1,040,808	1,462,579

The accounting notes are an integral part these non-consolidated quarterly financial statements

Continued;

KOOKMIN BANK
NON-CONSOLIDATED QUARTERLY STATEMENTS OF INCOME
for the three-month periods ended March 31, 2002 and 2001
(Unaudited-See Accountants' Review Report)

	In Millions of Korean Won	
	2002	2001
Non-interest expenses :		
Fees and commission expenses	₩ 83,086	₩ 12,263
General and administrative expenses (Note 24)	556,323	293,887
Loss on foreign currency transactions	31,935	22,315
Loss on derivatives (Note 16)	350,493	1,165,636
Other (Note 23)	101,604	109,295
	1,123,441	1,603,396
Operating income	769,146	237,149
Non-operating income, net (Note 25)	186,293	117,902
Net income before income tax expense	955,439	355,051
Income tax expense (Note 26)	283,250	109,224
Net income	₩ 672,189	₩ 245,827
Basic earnings per share (Note 27) (in Korean Won)	₩ 2,116	₩ 1,297
Diluted earnings per share (Note 27) (in Korean Won)	₩ 2,051	₩ 1,284

The accounting notes are an integral part these non-consolidated quarterly financial statements

1. The Bank:

Kookmin Bank ("the Bank") was established in 1963 under the Citizens National Bank Act to provide and administer funds for financing the general public and small businesses. Pursuant to the repeal of the Citizens National Bank Act effective on January 5, 1995, the Bank has conducted its operations in accordance with the provisions of the General Banking Act.

The Bank merged with Korea Long Term Credit Bank ("KLB") on March 31, 1998 and with Daegu, Busan, Jeonnam Kookmin Mutual Savings & Finance Co., Ltds. on August 22, 1999. Also, under the decision of the Financial Supervisory Commission in accordance with the Act concerning the Structural Improvement of the Financial Industry, the Bank purchased certain assets, including the loans classified as normal or precautionary, and assumed most of the liabilities of Daedong Bank ("the P&A") as of June 29, 1998. The Bank entered into a business combination contract ("the Contract") with H&CB on April 23, 2001. In accordance with the Contract, the Bank completed the legal consolidation with H&CB as of October 31, 2001 (See Note 33).

The Bank had its shares listed on the Korea Stock Exchange since September 1994. As a result of the business combination with H&CB, the former shareholders of the Bank and H&CB received new common shares of the Bank on the basis of a pre-determined ratio. The new common shares of the Bank were relisted on the Korea Stock Exchange on November 9, 2001. Also, the Bank's American Depositary Shares ("ADS") were listed on New York Stock Exchange on November 1, 2001. The Bank's paid-in capital amounts to ₩1,588,387 million as of March 31, 2002 (See Note 18).

The Bank is engaged in the banking and trust business according to the provisions of the General Banking Act and the Trust Business Act and operates through 1,125 domestic branches and offices (including ATMs) and 3 overseas branches as of March 31, 2002.

2. Summary of Significant Accounting Policies:

The significant accounting policies followed by the Bank in the preparation of its financial statements are summarized below.

Basis of Non-consolidated Financial Statement Presentation -

The Bank's financial statements were prepared in accordance with the financial accounting standards generally accepted in the Republic of Korea and the accounting standards generally accepted for banking institutions, as modified by the accounting and reporting guidelines prescribed by the banking regulatory authorities.

The Bank maintains its official accounting records in Korean Won and prepares statutory financial statements in the Korean language in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Bank that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English from the Korean language financial statements with certain expanded descriptions. Some information attached to the Korean language financial statements, but not required for a fair presentation of the Bank's financial position or results of operations is not presented in the accompanying financial statements.

The preparation of financial statements in conformity with financial accounting standards generally accepted in the Republic of Korea and the accounting standards generally accepted for banking institutions requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Due to the inherent uncertainty involved in making estimates, actual results may differ from those estimates.

The Bank operates both a commercial banking business and a trust business in which the Bank, as a fiduciary, holds and manages the property of others. Under the Trust Business Act, the trust funds are accounted for and reported separately from the Bank's own commercial banking business.

2. **Summary of Significant Accounting Policies**, Continued;

Recognition of Interest Income -

The Bank recognizes interest income on loans and debt securities on an accrual basis. However, interest income on delinquent and dishonored loans and debt securities, other than those subject to security deposits and guaranteed by financial institutions, is recognized on a cash basis. Accordingly, under the cash basis, unaccrued interest income amounted to ₩630,896 million and ₩464,663 million as of March 31, 2002 and 2001, respectively.

Translation of Foreign Currency -

Assets and liabilities denominated in foreign currencies are translated into Korean Won at exchange rates announced by the Korea Telecommunications and Clearings Institute at the balance sheet date. The resulting exchange gains or losses are reflected in other operating income or expenses.

The exchange rates used to translate foreign currency denominated assets and liabilities at March 31, 2002 and 2001 are ₩1,326.4 : USD $ 1 and ₩1,328.0 : USD $ 1, respectively.

Allowances for Loan Losses -

The Bank applies its internal credit rating system, Forward Looking Criteria ("FLC"), to corporate loans in order to classify the borrowers into 10 credit risk categories (AAA, AA, A, BBB, BB, B, CCC, CC, C, D) and to determine allowances for loan losses. Credit risk classification under FLC is based on a scaled valuation of financial and non-financial risks with additional consideration of loan type, collateral and/or guarantees.

Allowances are determined by applying at minimum the following rates to the outstanding balances of each credit risk classification.

Credit Ratings	Credit Risk Classification	Allowance rates
AAA ~ B	Normal	0.5%
CCC	Precautionary	2%
CC	Sub-standard	20%
C	Doubtful	50%
D	Estimated loss	100%

However, the Bank does not apply FLC to small-sized corporate loans and consumer loans. Alternatively, the bank classifies such loans by considering current financial status including delinquent number of days, bankruptcies and collateral value.

Present Value Discounts -

Troubled debt restructuring loans, which are modified as to outstanding principal, interest rate, and/or maturity under programs such as workout, court receivership, court mediation, or debt restructuring agreements of parties concerned, are carried at present value if the difference between the book value and the present value of the restructured loan is significant. When estimating the present value of the loans, the Bank applies the interest rate as of the inception of the loans except for the interest rate of variable rate loans and extended maturity loans, which are adjusted to reflect the interest rate of the restructuring date. The present value discounts are recorded by reclassifying allowances for loan losses and if additional allowances need to be provided for, the additional allowances are provided and recognized as bad debt expense of the current period. These present value discounts are amortized using the effective interest method and are recognized as interest income. Allowances for loan losses on the restructured loans are provided for based on the loan balances net of present value discounts.

Additionally, the Bank recorded ₩26,688 million and ₩33,956 million of present value discounts as of March 31, 2002 and 2001, respectively, on long-term deposits placed with Bukook Mutual Savings & Finance Co., Ltd. (See Note 3), a subsidiary of the Bank sold in March 1999. Also, the receivables from disposal of foreclosed assets that are redeemed in long-term installments are recorded in the balance sheet net of the related present value discounts.

Continued;

2. Summary of Significant Accounting Policies, Continued;

Securities -

Marketable securities held for short-term capital gain purposes, which exclude stocks issued by related parties and debt securities held to maturity, are classified as trading securities. Securities that are not classified as trading securities are classified as investment securities.

Securities are initially recorded at cost with incidental expenses added to compute the acquisition cost in applying the moving average or specific identification method. The subsequent valuation methods used for the securities are summarized as follows:

	Valuation Method	Recognition of Unrealized Gains and Losses
Trading securities	Fair value	Net income
Investment securities		
Available-for-sale securities and marketable equity securities	Fair value	Capital adjustments
Held-to-maturity securities and non-marketable equity securities	Cost	N/A
Investment in related parties	Equity	Net income, retained earnings, or capital adjustments per source of the gain or loss

If the fair value of cost-or equity-method investment securities are significantly below the book value and the impairment is determined to be other than temporary, the Bank adjusts the investment securities to their fair value and recognizes the related impairment losses as a part of the current period non-operating expenses.

Bonds under Repurchase/Resale Agreements -

Securities bought under resale agreements are recorded in loans as bonds purchased under resale agreements. Securities sold under repurchase agreements are recorded in borrowings as bonds sold under repurchase agreements.

Fixed Assets and Related Depreciation –

Property and equipment are recorded at cost, except for upward revaluation of certain assets in accordance with Korean Asset Revaluation Law. Routine maintenance and repairs are recognized as expenses as incurred. Expenditures that enhance the value or extend the useful life of the assets involved are capitalized as additions to property and equipment.

Depreciation is computed using the declining-balance method, except for buildings and structures, which are depreciated using the straight-line method. Depreciation is calculated based on the estimated average useful lives of the assets and is presented as accumulated depreciation, which is a contra account of property and equipment in the financial statements.

The estimated useful lives and depreciation methods of the property and equipment are as follows:

Property and Equipment	Depreciation Method	Estimated Useful Life
Buildings and structures	Straight-line method	40 years
Leasehold improvements	Declining balance method	4 years
Machinery, equipment and vehicles	Declining balance method	4 years

Continued;

2. Summary of Significant Accounting Policies, Continued;

Fixed Assets and Related Depreciation, Continued –

Foreclosed assets acquired through, or in lieu of, loan foreclosure are stated at cost and are not depreciated. Unrealized losses, where the final bidding price at a public auction is below the book value, are recorded as valuation allowances, which is a contra account of foreclosed assets in the financial statements.

Intangible assets are amortized based on the following estimated average useful lives using the straight-line method and are presented in the financial statements net of accumulated depreciation.

Intangible Asset	Amortization Method	Estimated Useful Life
Goodwill	Straight-line method	9 years
Trademarks	Straight-line method	1-10 years
Other	Straight-line method	7-30 years

In relation to the business combination with H&CB, the Bank recorded excess purchase cost over the net assets of H&CB as goodwill.

Stock Issuance Costs and Debenture Issuance Costs -

Stock issuance costs are deducted from paid-in capital in excess of par value. Debenture issuance costs are recorded as discounts on debentures and amortized over the maturity of the debentures using the effective interest method.

Accrued Retirement Benefits -

Employees and directors with more than one year of service as of March 31, 2002 are entitled to receive a lump-sum payment upon termination of their employment with the Bank, based on their length of service and rate of pay at the time of termination. Additionally, the Bank records pension fund deposits which grant the payment rights to its employees and contributions to the national pension fund as contra accounts of accrued retirement benefits.

Guarantees and Acceptances -

By applying credit risk classification used for loans to the guarantees and acceptances, the Bank records allowance for losses on outstanding guarantees and acceptances according to their classification as sub-standard, doubtful, or estimated loss (allowance rates are at minimum 20%, 50%, and 100%, respectively).

Deferred Income Taxes -

The Bank records the future tax effects of temporary differences between the financial and tax bases of assets and liabilities as deferred tax assets or liabilities. The cumulative effects of accounting changes adjust the beginning balance of retained earnings and thus result in temporary differences.

Continued;

2. Summary of Significant Accounting Policies, Continued;

Derivatives Instruments -

The Bank records the rights and obligations arising from derivative contracts on the balance sheet as assets and liabilities based on the fair values of such rights and obligations. Resulting unrealized gains or losses are included in net income.

Stock Options -

The Bank calculates the fair value of stock options at the grant date and allocates the resulting total cost over the contractual service period. The costs allocated to the current period are charged to operating expenses and capital adjustments.

National Housing Fund -

The Bank, as designated by the Korean Government under the Housing Construction Promotion Law, manages the sources and uses of funds of the National Housing Fund (the "NHF") and records the related NHF account in other liabilities. In addition, the Bank pays interest, which is computed by multiplying the average balance of the NHF account by the passbook deposit interest rate, to the NHF.

Gains and Losses on Trust Management –

The Bank's trust accounts ("the Trust Accounts") recognize as an expense the trust commissions paid to the banking accounts, equivalent of total trust revenue less total trust expenses and trustee benefits (including the guaranteed principal and minimum rate of return). The Bank recognizes these trust commissions as a gain on trust management in other operating income. The trust fees on money trusts consist of base fees of 0.5% ~ 2.0% (depending on trust fund types) and special fees applied to the invested capital.

Under the Trust Business Act, reserves for future losses are set up in the trust accounts for losses related to those trust funds with guarantee of the principal or of a certain minimum rate of return. The reserves are used to provide for the losses on such trust funds and, if the losses are incurred in excess of the reserves for future losses, the excess losses are compensated by the Bank. Accordingly, the banking accounts recognize the compensation paid as a loss on trust management in other operating expenses and the trust accounts recognize the corresponding compensation as compensation from banking accounts. The Bank recorded ₩2,279 million of loss on trust management for the three-month period ended March 31,2001.

Translation of Foreign Currency Financial Statements of Foreign Entities -

Accounting records of the overseas branches are maintained in a foreign currency prevailing in their respective countries. For presentation in the accompanying financial statements, the financial statements of the branches have been translated into Korean Won, using exchange rates published by Korea Financial Telecommunications and Clearings Institute as of March 31, 2002 and 2001.

3. Cash and Due from Banks:

Cash and due from banks at March 31, 2002 and 2001 are summarized as follows (in millions of Won):

		2002	2001
Cash on hand			
Cash in Won		₩ 1,994,700	₩ 1,314,072
Cash in foreign currencies		145,838	83,010
		2,140,538	1,397,082
Due from banks in Won			
The Bank of Korea	Reserve deposits	3,519,089	1,067,327
Banks	Certificates of deposits	127,510	330,388
	Current accounts and other	1,424	4,919
Other financial institutions	Cash management accounts	102,297	664,602
	Deposits at insurance companies	678,500	326,700
	Specified Money Trusts	3,400	36,970
	Deposits at finance companies	140,000	140,000
Other	Futures margin accounts	48,715	28,414
	Other	1,618	453
		4,622,553	2,599,773
Present value discounts (*1)		(26,688)	(33,956)
		4,595,865	2,565,817
Due from banks in foreign currencies(*2)			
The Bank of Korea	Reserve deposits	30,132	48,481
Domestic banks	Due from banks on demand	11,176	23,415
Foreign banks	Due from banks on demand	70,942	1,458
Other	Other deposits	7,313	10,833
		119,563	84,187
		₩ 6,855,966	₩ 4,047,086

(*1) Present value discounts are recorded in relation to the ₩140,000 million of time deposits (1% interest, six-year maturity at the point of deposit) placed with Hansol Mutual Savings & Finance Co., Ltd. on the sale of Bukook Mutual Savings & Finance Co., Ltd., formerly a subsidiary of the Bank, during 1999.

(*2) According to the amendment of related regulation, due from banks in foreign currencies was reclassified to inter-bank foreign currency loans as of October 1, 2001 when the Bank placed the foreign currency deposits with other banks for the purpose of interest income under the agreement in which the principal is withdrawn at maturity only.

Included in cash and due from banks as of March 31, 2002 and 2001 are the following restricted deposits (in millions of Won):

	2002	2001	Restrictions
Reserve deposits in the Bank of Korea	₩ 3,519,089	₩ 1,067,327	General Banking Act
Deposits placed with Hansol Mutual Savings & Finance Co., Ltd	140,000	140,000	Withdrawal at maturity
Other deposits in the Kookmin Futures and Other	50,939	28,867	Guarantee deposit
Deposits at insurance companies	678,500	326,700	Borrowings
Reserve Deposits in foreign currencies in the Bank of Korea	30,132	48,481	General Banking Act
	₩ 4,418,660	₩ 1,611,375	

Continued;

3. **Cash and Due from Banks**, Continued;

The maturities of the due from banks as of March 31, 2002 are summarized as follows (in millions of Won):

At March 31, 2002	Due from Banks in Won	Due from Banks in Foreign Currencies	Total
Due in 3 months or less	₩ 3,724,004	₩ 119,563	₩ 3,843,567
Due after 3 months through 6 months	80,049	-	80,049
Due after 6 months through 1 year	608,500	-	608,500
Due after 1 year through 2 years	-	-	-
Due after 2 years through 3 years	70,000	-	70,000
Due after 3 years through 4 years	50,000	-	50,000
Due after 4 years through 5 years	90,000	-	90,000
	₩ 4,622,553	₩ 119,563	₩ 4,742,116

4. **Trading Securities**:

Trading securities as of March 31, 2002 and 2001 comprise the following (in millions of Won):

Type	Par Value	Beginning Balance(*1)	Amortized Amount(*2)	Balance Sheet Amount 2002	Balance Sheet Amount 2001
Trading securities in Won					
Listed equity securities		₩ 50,966	₩ 50,966	₩ 61,007	₩ 18,614
Government and municipal bonds					
- Treasury bonds	₩ 315,800	317,790	317,312	316,815	972,046
- Public housing bonds	-	-	-	-	393,123
- Foreign exchange stabilization bonds	50,000	54,656	54,419	53,796	160,348
		372,446	371,731	370,611	1,525,517
Finance debentures					
- Monetary stabilization bond	810,000	796,722	796,465	795,139	600,110
- Other finance debentures	90,000	90,122	90,061	89,733	169,275
		886,844	886,526	884,872	769,385
Corporate bonds					
- Government guaranteed bonds	165,400	175,500	174,876	174,705	232,080
- Other corporate bonds	60,000	60,555	60,448	60,519	331,200
		236,055	235,324	235,224	563,280
Beneficiary certificates		4,486,560	4,486,560	4,515,516	11,452
Trading securities in foreign currencies	15,724	15,153	15,154	15,220	27,610
		₩6,048,024	₩6,046,261	₩6,082,450	₩2,915,858

(*1) Book value at December 31, 2001 or acquisition costs for the three-month period ended March 31,2002

(*2) Amount amortized using effective interest rate method

Trading debt securities in Won are recorded at fair value using the market yield of bonds provided by the Korea Securities Dealers Association.

Continued;

4. **Trading Securities**, Continued;

Trading securities risk concentrations as of March 31, 2002 are as follows (in millions of Won):

	Securities in Won		Securities in Foreign Currencies	
	Amount	(%)	Amount	(%)
By Geography				
- Korea	₩ 6,067,230	100.00	₩ 14,603	95.95
- Argentina	-	-	617	4.05
	₩ 6,067,230	100.00	₩ 15,220	100.00
By Type				
- Fixed rate	₩ 1,336,148	22.02	₩ 617	4.05
- Floating rate	154,559	2.55	13,230	86.93
- Equity securities	61,007	1.01	-	-
- Beneficiary certificates	4,515,516	74.42	-	-
- Other	-	-	1,373	9.02
	₩ 6,067,230	100.00	₩ 15,220	100.00
By Industry				
- Government institutions	₩ 28,356	0.47	₩ 1,990	13.08
- Financial institutions	5,393,143	88.89	-	-
- Other	645,731	10.64	13,230	86.92
	₩ 6,067,230	100.00	₩ 15,220	100.00

The maturities of the trading securities except equity securities as of March 31, 2002 are summarized as follows (in millions of Won):

At March 31, 2002	Government and Municipal Bonds	Finance Debentures	Corporate Bonds	Beneficiary Certificates	Foreign Currencies	Total
Due in 3 months or less	₩ -	₩ 40,213	₩ -	₩ 4,515,516	₩ 617	₩ 4,556,346
Due after 3 months through 6 months	-	99,562	-	-	13,230	112,792
Due after 6 months through 1 year	-	19,561	-	-	-	19,561
Due after 1 year through 2 years	143,152	675,598	89,541	-	-	908,291
Due after 2 years through 3 years	144,429	39,755	41,768	-	-	225,952
Due after 3 years through 4 years	63,342	10,183	-	-	1,373	74,898
Due after 4 years through 5 years	19,688	-	52,354	-	-	72,042
Thereafter	-	-	51,561	-	-	51,561
	₩ 370,611	₩ 884,872	₩ 235,224	₩ 4,515,516	₩ 15,220	₩ 6,021,443

5. **Investment Securities**:

Investment securities at March 31, 2002 and 2001 are as follows (in millions of Won):

Type	Balance Sheet Amount 2002	2001
Equity securities		
- Marketable equity securities	₩ 413,725	₩ 113,930
- Non-marketable equity securities	391,485	215,628
- Domestic related parties	1,498,363	916,739
	2,303,573	1,246,297
Investment in special funds		
- Stock market stabilization fund	25,360	16,386
- Investment union fund	22,008	14,508
	47,368	30,894
Government and municipal bonds		
- Treasury bonds	2,310,462	1,574,760
- Public housing bonds	350,880	442,490
- Grain supply bonds	51,433	102,401
- Foreign exchange stabilization bonds	741,014	829,101
- Municipal bonds	78,053	182,819
	3,531,842	3,131,571
Finance debentures		
- Monetary stabilization bond	2,735,692	3,418,166
- Other finance debentures	797,596	1,186,262
	3,533,288	4,604,428
Corporate bonds		
- Government guaranteed bonds	7,673,481	6,386,253
- Other corporate bonds	4,862,606	2,076,927
	12,536,087	8,463,180
Beneficiary certificates	3,518,858	2,165,110
Securities lent	198,846	-
Other investment securities (*)	3,011	-
Securities denominated in foreign currencies		
- Overseas related parties	123,836	64,585
- Equity securities	23,458	27,725
- Debt securities	1,170,734	897,294
	1,318,028	989,604
	₩ 26,990,901	₩20,631,084

(*) Other investment securities include commercial paper and national stock trust.

Continued;

5. **Investment Securities**, Continued;

At March 31, 2002, the amortized amount and balance sheet amount of the Bank's investment debt securities are as follows (in millions of Won):

	Par Value	Beginning Balance(*)	Amortized Amount	Balance sheet Amount
Available for sale				
- Government and municipal bonds	₩ 1,589,033	₩ 1,629,510	₩ 1,597,472	₩ 1,619,677
- Finance debentures	976,640	982,292	971,562	979,859
- Corporate bonds	4,130,419	3,998,006	3,965,941	3,989,147
- Securities denominated in foreign currencies	1,357,916	1,114,176	1,096,429	1,093,366
	8,054,008	7,723,984	7,631,404	7,682,049
Held to maturity				
- Government and municipal bonds	1,895,600	1,913,977	1,912,165	1,912,165
- Finance debentures	2,607,236	2,554,963	2,553,429	2,553,429
- Corporate bonds	8,447,090	8,572,633	8,546,940	8,546,940
- Securities denominated in foreign currencies	79,173	77,368	77,368	77,368
	13,029,099	13,118,941	13,089,902	13,089,902
	₩ 21,083,107	₩ 20,842,925	₩ 20,721,306	₩ 20,771,951

(*) Book value at December 31, 2001 or acquisition costs for the three-month period ended March 31,2002.

Available-for-sale debt securities in Won are recorded at fair value using the market yield of bonds provided by the Korea Securities Dealers Association.

Government and municipal bonds sold under repurchase agreements of ₩1,822,638 million and ₩837,911 million as of March 31, 2002 and 2001, respectively, are included in the investment securities (See Note 11).

Continued;

5. **Investment Securities**, Continued;

Equity securities in related parties as of March 31, 2002 and 2001 are as follows (in millions of Won):

Issuer	Ownership(%	Acquisition Cost	2001 Beginning Balance(*6)	Unrealized Gains and Losses (*7) NI	R/E	C/A	Balance Sheet Amount (*8) 2002	2001
Domestic related parties								
- Kookmin Credit Card Co., Ltd.	74.27	₩ 272,274	₩ 941,947	₩107,268	₩ 117	₩3,529	₩1,052,861	₩724,013
- Kookmin Venture Capital Co., Ltd.	94.11	44,275	48,425	(4,358)	-	5,690	49,757	54,256
- Kookmin Investment Co., Ltd. (*1)	99.99	61,033	82,515	2,997	11,012	(3,909)	92,615	71,519
- Kookmin Leasing Co., Ltd.	88.66	265,939	-	-	-	-	-	-
- Kookmin Investment Trust Mgt. Co., Ltd. (*2)	87.00	31,049	33,618	973	-	-	34,591	34,152
- Kookmin Data System Co., Ltd.	99.98	7,998	12,928	61	-	-	12,989	10,524
- Kookmin Futures Co., Ltd.	99.98	19,996	23,814	943	(49)	43	24,751	21,617
- KLB Securities Co., Ltd. (*3)	36.41	10,316	-	-	-	-	-	-
- KLB Economic Research Institute (*3)	-	-	-	-	-	-	-	658
- Jooeun Leasing Co., Ltd.	85.43	52,707	51,920	(1,114)	-	-	50,806	-
- Jooeun Investment Trust Mgt. Co., Ltd.	80.00	39,015	41,886	3,477	-	-	45,363	-
- Jooeun Industrial Co., Ltd.(*4)	99.99	23,994	8,465	(8,465)	-	-	-	-
- Jooeun Real Estate Trust Co., Ltd.	99.99	76,103	78,538	(155)	-	-	78,383	-
- Jooeun Credit Information Co., Ltd.(*5)	50.00	4,850	5,248	(367)	-	-	4,881	-
- ING Life Co., Ltd.	20.00	21,768	24,892	(6,014)	-	-	18,878	-
- Korea Mortgage Corp.	28.22	30,628	32,488	-	-	-	32,488	-
		961,945	1,386,684	95,246	11,080	5,353	1,498,363	916,739
Overseas related parties								
- KB International Ltd. (London)	100.00	40,276	46,173	794	(53)	-	46,914	43,916
- KB Luxembourg S.A.	100.00	21,907	-	-	-	-	-	1,658
- Kookmin Singapore Ltd. (*3)	100.00	26,585	2,303	-	-	-	2,303	2,306
- Kookmin Finance Asia Ltd. (H.K)	100.00	26,522	17,209	85	-	-	17,294	16,705
- Kookmin Finance H.K Ltd.	100.00	55,925	54,475	2,850	-	-	57,325	-
		171,215	120,160	3,729	(53)	-	123,836	64,585
		₩1,133,160	₩1,506,844	₩98,975	₩ 11,027	₩ 5,353	₩1,622,199	₩981,324

(*1) Kookmin Investment Co., Ltd. merged with Frontier Investment Corp., effective as of December 31, 2001.

(*2) The Bank and Morgan Stanley Private Equity, the M&A private funds led by Morgan Stanley Global Emerging Markets Inc. and affiliated funds, entered into a memorandum of understanding related to the sale of Kookmin Investment Trust Management Co., Ltd., a subsidiary of the Bank, on January 22, 2002.

(*3) KLB Securities Co., Ltd. and Kookmin Singapore (merchant bank), Ltd. are in the process of liquidation. KLB Economic Research Institute has completed its liquidation.

(*4) Dissolution of Jooeun Industrial Co., Ltd was resolved in the general meeting of stockholders of the Company on March 19, 2002.

(*5) Jooeun Credit Information Co., Ltd. is planning for a business combination as of May 2, 2002 with KM Credit Information Co., Ltd. ("KM"), a subsidiary of Kookmin Credit Card Co., Ltd. which owns 4.9% of total shares of KM.

(*6) The beginning balance is adjusted by dividends and foreign exchange rate from the prior year's book value.

(*7) NI : Net Income, R/E : Retained Earnings, C/A : Capital Adjustments

(*8) The balance sheet amount is recorded using monthly closing information of related parties as of March 31, 2002 if possible, otherwise the most recent financial information is used.

Continued;

5. **Investment Securities**, Continued;

Equity securities, excluding equity securities in related parties, as of March 31, 2002 are as follows (in millions of Won):

		2001		
Issuer	Ownership(%)	Beginning Balance	Fair value Net Asset Value(*1)	Balance Sheet Amount
Marketable equity securities (KSE)				
- Hyundai Construction Co., Ltd.	5.98	₩ 99,967	₩ 109,005	₩ 109,005
- SK Telecom Co., Ltd.	5.59	39,576	40,503	40,503
- Ssangyong Motor Company	3.29	41,075	38,445	38,445
- Kia Motors Corp.	0.64	21,412	33,954	33,954
- Daewoo Securities Co., Ltd.	1.80	31,008	29,002	29,002
- Hankang Restructuring Fund.	6.26	25,859	19,285	19,285
- INI Steel Co., Ltd.	2.05	9,854	18,735	18,735
- Shinwon Corp.	9.89	12,314	17,232	17,232
- Korea Zinc Co., Ltd.	1.94	7,306	11,288	11,288
- Samsung Electronics Co., Ltd.	0.01	8,370	11,040	11,040
- Daewoo Engineering & Construction Co., Ltd.	4.34	6,270	8,472	8,472
- Saehan Industries Inc.	19.40	7,917	7,991	7,991
- Korea Electric Power Corporation and Other		60,953	53,677	53,677
		371,881	398,629	398,629
Marketable equity securities (KOSDAQ)				
- Chohung Capital Co., Ltd.	9.75	4,755	6,818	6,818
- Seohan Co., Ltd.	13.39	1,201	2,186	2,186
- System's Technology Inc.	3.03	250	1,120	1,120
- Kyongnam Leasing Co., Ltd.	3.61	1,203	984	984
- Shinbo Capital Corporation	6.27	606	713	713
- Ssangyong Eng and Cons Co., Ltd.	1.14	767	689	689
- Miju Steel Mfg Co., Ltd.	7.89	645	609	609
- KT Freetel Co., Ltd	0.01	546	592	592
- Net Secure Technology Inc. and others		2,266	1,385	1,385
		12,239	15,096	15,096
Non-marketable equity securities				
- Mutual Fund(*2)	11.87	140,042	140,042	140,042
- Korea Housing Guarantee Co., Ltd.	11.79	53,329	76,538	68,648
- Korea I Com Co., Ltd.	2.08	37,465	37,465	37,465
- Dongbu Electronics Co., Ltd.	6.61	30,000	27,864	30,000
- Hyundai Petrochemical Co., Ltd.	9.31	20,173	66,462	20,173
- The Korea Securities Finance Corp.	2.40	8,160	10,061	8,160
- Samsung Life Insurance Co., Ltd.	0.11	7,479	4,159	7,479
- Korea Highway Corp.	0.12	6,248	15,528	6,248
- BC Card Co., Ltd.	4.95	5,738	6,515	5,738
- Mirae Asset Securities Co., Ltd.	4.43	5,000	7,331	5,000
- Korea Asset Management Corp.	3.25	4,550	5,589	4,550
- Hanwha Investment Trust Management Co., Ltd.	11.00	3,487	3,487	3,487
- Korea Vilene Co., Ltd.	10.00	3,000	3,455	3,000
- Hyundae Home Shopping Co., Ltd.	5.96	2,680	2,123	2,680
- National Information & Credit Evaluation Inc. and others		48,815	28,219	48,815
		₩ 376,166	₩ 434,838	₩ 391,485

Continued;

5. **Investment Securities**, Continued;

Issuer	Ownership(%)	Beginning Balance	Fair value Net Asset Value(*1)	Balance Sheet Amount
Foreign equity securities				
- Asia Credit Services (PTE) Ltd.	6.67	₩ 13,264	₩ 10,617	₩ 10,617
- Asia Finance and Investment Corp.	2.94	3,316	2,032	3,316
- Nanjing Kumho Tire Co., Ltd.	2.17	2,821	2,053	2,822
- Pan Asia Paper (Thailand) Co., Ltd.	6.00	3,575	1,991	1,991
- IDLC and others		4,712	7,423	4,712
		27,688	24,116	23,458
		₩ 787,974	₩ 872,679	₩ 828,668

(*1) Net asset value is calculated using monthly closing information of investees as of March 31, 2002 if possible, otherwise the most recent financial information is used.

(*2) Investments in mutual funds are calculated using net asset value per share provided by restructuring funds which consist of Seoul Debt-Restructuring Fund, Arirang Restructuring Fund, and Mukungwha Restructuring Fund formed to support corporate restructuring.

Unrealized gains and losses on investment securities included in net income for the year ended March 31, 2002 are summarized as follows (in millions of Won):

	Beginning Balance	Fair Value/Net Asset Value	Unrealized Gains
Investment in special funds			
- Stock market stabilization fund	₩ 18,156	₩ 25,360	₩ 7,204
Beneficiary certificates			
- Special fund for corporate bonds	1,732,429	1,752,280	19,851
	₩ 1,750,585	₩ 1,777,640	₩ 27,055

Most of the operating assets in the funds are composed of short-term financial assets and related gains and losses are recognized in the current period as gains and losses on investment in special funds.

Continued;

5. **Investment Securities, Continued;**

Impairment losses on investment securities for the three-month period ended March 31, 2002 are as follows (in millions of Won):

	Beginning Balance	Impairment Loss	March 31, 2002 Book Value
Non-marketable equity securities			
- Daewoo Electronics Co., Ltd.	₩ 23,799	₩ 22,033	₩ 1,766
- Prochips Technology Inc.	1,322	983	339
- Kohap Corp.	962	903	59
- Chonggu Co., Ltd.	904	814	90
- Ilsung Construction Co., Ltd.	1,554	610	944
- Dong Yang Steel Pipe Co., Ltd.	1,345	604	741
- Hyundai Metal Co., Ltd.	840	437	403
- Daewoo Telecom. Ltd.	417	399	18
- Gun Young Co., Ltd.	762	320	442
- Korea Construction Development Co., Ltd.	1,183	212	971
- Jindo Corporation	118	75	43
- Monaliza Co., Ltd.	3	1	2
- Asia Credit Services (PTE) Ltd.	13,264	2,647	10,617
- Pan Asia Paper (Thailand) Co., Ltd.	3,575	1,584	1,991
	50,048	31,622	18,426
Debt securities denominated in foreign currencies			
- Hynix Semiconductor Inc.	992	508	484
- Daehan Global Bond II Investment Ltd.	46,294	14,727	31,567
- Benpres Holding	7,547	3,402	4,145
- Hyundai Semi. America	6,632	3,980	2,652
- PT Indorayon	1,658	1,625	33
- SMM Finance	1,658	1,293	365
- PT Pelabuan Indonesia II	12,748	1,128	11,620
- PT Argo Pantes	1,657	862	795
- Amsteel Corp.	995	736	259
- PT BakrieInvestinco	796	732	64
- Sahavirya Steel Inc.	995	318	677
- Dhamala Intiutama	331	298	33
- PT Fiskaragung	199	199	-
	82,502	29,808	52,694
	₩ 132,550	₩ 61,430	₩ 71,120

Recovery of impairment losses on equity investment securities for the three-month period ended March, 31, 2002 is ₩ 15,318 million for investment in Korea Housing Guarantee Co.,Ltd.. Recovery of impairment losses on debt investment securities for the period then ended is ₩ 2,788 million, ₩ 577 million and ₩ 103 million for investments in G Trading, Hynix Semiconductor Inc. and Hyundai Eng and Cons Co., Ltd., respectively.

Continued;

5. **Investment Securities**, Continued;

Investment securities risk concentrations as of March 31, 2002 are as follows (in millions of Won):

	Securities in Won (*)		Securities Denominated in Foreign Currencies	
	Amount	%	Amount	%
By Geography				
- Korea	₩25,474,027	100.00	₩ 791,878	60.09
- Philippines	-	-	86,526	6.56
- Malaysia	-	-	75,983	5.76
- USA	-	-	42,420	3.22
- Indonesia	-	-	32,943	2.50
- India	-	-	27,799	2.11
- South America	-	-	20,432	1.55
- Thailand	-	-	19,195	1.46
- Japan	-	-	5,724	0.43
- Other	-	-	215,128	16.32
	₩25,474,027	100.00	₩ 1,318,028	100.00
By Type				
- Fixed rate	₩13,152,035	51.63	₩ 279,768	21.22
- Floating rate	4,945,891	19.42	446,727	33.89
- Subordinated	1,455,415	5.71	116,252	8.82
- Convertible	50,442	0.20	277,030	21.02
- Equity securities	2,303,573	9.04	147,294	11.18
- Other	3,566,671	14.00	50,957	3.87
	₩25,474,027	100.00	₩ 1,318,028	100.00
By Industry				
- Governmental institutions	₩ 1,117,436	4.39	₩ 84,274	6.39
- Financial institutions	4,959,823	19.47	460,077	34.91
- Other	19,396,768	76.14	773,677	58.70
	₩25,474,027	100.00	₩ 1,318,028	100.00

(*) Securities lent are not included in Won securities

Continued;

5. **Investment Securities**, Continued;

The maturities of the investment securities, excluding investment equity securities, investment in special funds and securities lent, as of March 31, 2002 are summarized as follows (in millions of Won):

At March 31, 2002	Government and Municipal Bonds	Finance Debentures	Corporate Bonds	Beneficiary Certificates	Other	Securities Denominated in Foreign Currencies	Total
Due in 3 months or less	₩ 251,347	₩1,745,963	₩ 382,190	₩ 1,643,390	₩2,566	₩ 88,894	₩4,114,350
Due after 3 months through 6 months	208,777	118,021	391,709	1,738,049	-	109,028	2,565,584
Due after 6 months through 1 year	411,220	934,235	1,320,234	137,419	-	98,754	2,901,862
Due after 1 year through 2 years	1,113,691	385,258	5,918,880	-	-	190,275	7,608,104
Due after 2 years through 3 years	808,894	270,369	2,715,006	-	-	149,693	3,943,962
Due after 3 years through 4 years	528,006	79,442	1,423,831	-	-	94,712	2,125,991
Due after 4 years through 5 years	99,105	-	172,207	-	-	188,490	459,802
Thereafter	110,802	-	212,030	-	445	250,888	574,165
	₩3,531,842	₩3,533,288	₩12,536,087	₩3,518,858	₩3,011	₩1,170,734	₩24,293,820

Currency concentrations of investment securities as of March 31, 2002 are as follows (in millions of Won):

	Investment Securities Denominated in Foreign Currencies	
	Amount	%
USD	₩ 1,227,840	93.14
JPY	26,317	2.00
SFR	334	0.03
BDT	1,707	0.13
DEM	5,416	0.41
GBP	46,914	3.56
THB	2,754	0.21
PHP	510	0.04
MYR	6,005	0.46
IDR	231	0.02
	₩ 1,318,028	100.00

Securities lent as of March 31, 2002 are as follows (in millions of Won):

Company	Purpose	Securities	Amount
LG Engineering & Construction Co., Ltd.	Collateral	Corporate bonds	₩ 188,575
Korea Development Corp.	Collateral	Treasury bonds	10,271
			₩ 198,846

Trading and investment securities of ₩ 3,606,462 million (par value) can be discounted at the Bank of Korea as of March 31, 2002.

Continued;

5. **Investment Securities**, Continued;

As of March 31, 2002, the following investment securities are pledged at various institutions (in million of Won):

Related Liability		Securities Provided	
Transaction	Amount	Book Value	Pledge Value
BOK borrowings	₩ 1,336,986	₩ 1,991,937	₩ 1,946,250
BOK settlements	Borrowing within credit line	348,153	339,900
Sale of non-performing loans	Borrowing within credit line	170,608	166,671
Foreign currency transactions	Borrowing within credit line	1,894	1,900
Derivatives transactions	Borrowing within credit line	79,910	82,000
Sale of RP	1,822,638	4,642,189	4,554,118
Securities acquisition	20,058	22,000	22,000
		₩ 7,256,691	₩ 7,112,839

6. Loans:

Loans as of March 31, 2002 and 2001 are summarized as follows (in millions of Won):

Account	Detailed Account	2002	2001
Loans in Won			
Corporate loans			
- Operation loans	- General operation loans	₩ 24,265,881	₩ 18,031,960
	- Notes discounted	2,057,872	1,551,140
	- Overdraft accounts	652,405	337,494
	- Trading notes	779,964	592,616
	- Other operation loans	3,075,543	1,319,520
		30,831,665	21,832,730
- Facility loans	- General facility loans	3,218,422	3,224,130
	- Special purpose loans	419,930	373,984
	- Other facility loans	898,272	836,985
		4,536,624	4,435,099
		35,368,289	26,267,829
Consumer loans	- General consumer loans	36,234,515	14,787,946
	- Consumer housing loans	26,792,196	1,812,647
	- Consumer benefit loans	54,437	37,173
	- Other consumer loans	222,559	164,151
		63,303,707	16,801,917
Public loans	- Public operation loans	738,435	536,963
	- Public facility loans	55,134	40,509
		793,569	577,472
Other loans	- Employee savings loans	113,188	233,082
	- Inter-bank loans	36,027	47,876
	- Other	7,024	2,840
		156,239	283,798
		₩ 99,621,804	₩ 43,931,016
Loans in foreign currencies	- Domestic funding loans	₩ 1,751,922	₩ 1,756,840
	- Overseas funding loans	1,034,972	1,008,624
	- Inter-bank loans	1,173,893	1,057,890
	- Domestic usance bills	5,576	6,577
	- Government funding loans	5,073	13,244
		₩ 3,971,436	₩ 3,843,175
Bills bought in Won		56,687	59,304
Bills bought in foreign currencies		811,948	1,123,567
Payments on guarantees		123,908	244,220
Credit card accounts		5,017,210	72,168
Bonds purchased under resale agreements ("RP")		854,300	100,000
Call loans	-Call loans in Won	1,779,300	464,547
	-Call loans in foreign currencies	410,521	796,741
	-Inter-bank reconciliation funds	-	14,744
		₩ 2,189,821	₩ 1,276,032

Continued;

6. Loans, Continued:

Account	Detailed Account	2002	2001
Privately placed debentures		1,917,039	2,080,497
Loans convertible to equity securities		240,457	55,766
		₩ 114,804,610	₩ 52,785,745
Allowances for loan losses		(2,339,120)	(1,773,609)
Present value discounts		(52,885)	(162,990)
		₩ 112,412,605	₩ 50,849,146

Restructured loans due to commencement of workout plans or other similar restructuring programs at March 31, 2002 are as follows (in millions of Won):

	Balances before Restructuring	Settlements by issuance or grants of: Exemption	Convertible Loans (*)	Equity Securities	Balances after Restructuring	Present Value Discounts
Workout	₩ 696,458	₩ 1,099	₩ -	₩ 46,302	₩ 649,057	₩ 30,590
Court receivership	189,173	-	66,037	17,578	105,558	18,720
Court mediation	115,085	-	-	-	115,085	3,575
	₩ 1,000,716	₩ 1,099	₩ 66,037	₩ 63,880	₩ 869,700	₩ 52,885

(*) The loans, or portions thereof, that are agreed to debt restructuring by issuance or grants of equity are separately classified as loans convertible into equity securities as of the agreement date. The loans convertible into equity securities are stated at the lower of nominal amount or the fair value of the to-be-converted equity interest. The difference between the nominal amount and the fair value of equity interest is adjusted in related allowance for loan losses. Loans convertible into equity securities to Hynix Semiconductor Inc. of ₩174,364 million and Hanchang Corp. of ₩56 million are not included in the above schedule.

The maturities of loans as of March 31, 2002 are as follows (in millions of Won):

At March 31, 2002	Loans in Won	Loans in Foreign Currencies	Bills bought (*)	Credit card Accounts	Call loans	Privately Placed Debentures	Other	Total
Due in 3 months or less	₩13,226,878	₩ 1,228,443	₩ 582,123	₩4,195,778	₩2,189,821	₩ 264,685	₩ 903,834	₩22,591,562
Due after 3 months through 6 months.	11,016,988	236,222	142,749	226,587	-	296,573	48,657	11,967,776
Due after 6 months through 1 year	25,245,627	699,269	91,076	507,825	-	369,412	12,473	26,925,682
Due after 1 year through 2 years	9,991,520	382,278	22,086	18,443	-	385,941	12,612	10,812,880
Due after 2 years through 3 years	25,335,681	245,813	6,856	11,919	-	287,199	-	25,887,468
Due after 3 years through 4 years	3,015,283	115,954	23,745	7,283	-	237,803	632	3,400,700
Due after 4 years through 5 years	2,085,952	105,475	-	4,096	-	56,893	-	2,252,416
Thereafter	9,703,875	957,982	-	45,279	-	18,533	240,457	10,,966,126
	₩99,621,804	₩ 3,971,436	₩868,635	₩5,017,210	₩2,189,821	₩1,917,039	₩1,218,665	₩114,804,610

(*) Bills bought in Won and Bills bought in foreign currencies

Continued;

6. Loans, Continued;

Loan risk concentrations by country as of March 31, 2002 are as follows (in millions of Won):

	Loans in Won	Loans in Foreign Currencies	Other	Total	Percentage (%)
Korea	₩ 99,621,804	₩ 2,664,526	₩ 11,209,574	₩113,495,904	98.86
Southeast Asia	-	126,755	467	127,222	0.11
Russia	-	131,314	-	131,314	0.12
China	-	321,974	-	321,974	0.28
Japan	-	210,917	-	210,917	0.18
Other	-	515,950	1,329	517,279	0.45
	₩ 99,621,804	₩ 3,971,436	₩ 11,211,370	₩114,804,610	100.00

Loan risk concentrations by industry as of March 31, 2002 are as follows (in millions of Won):

	Loans in Won	Loans in Foreign Currencies	Other	Total	Percentage (%)
Manufacturing companies	₩ 14,189,758	₩ 1,351,560	₩ 1,580,485	₩ 17,121,803	14.91
Financial institutions	808,739	589,340	3,157,668	4,555,747	3.97
Service companies	2,950,277	972,137	73,659	3,996,073	3.48
Other	18,249,112	990,979	785,793	20,025,884	17.45
	36,197,886	3,904,016	5,597,605	45,699,507	39.81
Households	63,423,918	67,420	5,613,765	69,105,103	60.19
	₩ 99,621,804	₩ 3,971,436	₩11,211,370	₩114,804,610	100.00

Loan risk concentrations by customer as of March 31, 2002 are as follows (in millions of Won):

	Loans in Won	Loans in Foreign Currencies	Other	Total	Percentage (%)
Industrial loans	₩ 35,921,391	₩ 3,859,928	₩ 4,648,662	₩ 44,429,981	38.70
Household loans	63,423,918	67,420	5,613,765	69,105,103	60.19
Public and other loans	276,495	44,088	948,943	1,269,526	1.11
	₩ 99,621,804	₩ 3,971,436	₩ 11,211,370	₩ 114,804,610	100.00

7. **Allowances for Loan Losses:**

As of March 31, 2002 and 2001, allowances for loan losses are as follows (in millions of Won):

Allowance for	2002	2001
Loans in Won	₩ 1,583,892	₩1,173,650
Loans in foreign currencies	180,920	188,430
Bills bought in Won and bills bought in foreign currencies	101,957	102,645
Payments on guarantees	77,597	119,382
Credit card accounts	160,109	361
Privately placed debentures	107,385	185,782
Loans convertible into equity securities	98,368	27
Suspense receivables	7,941	3,332
Other(*)	20,951	-
	₩ 2,339,120	₩1,773,609

(*)The bank provides allowances for estimated losses from repurchase of not yet repurchased loans sold to KAMCO(See Note 17).

Continued;

7. **Allowances for Loan Losses**, Continued;

As of March 31, 2002, allowances for loan losses and credit risk classifications are as follows (in millions of Won):

		Normal	Precautionary	Substandard	Doubtful	Estimated Loss	Total
Loans in Won	Loan balance	₩ 93,292,649	₩3,647,165	₩1,919,103	₩ 592,068	₩141,899	₩99,592,884
	Allowances	466,283	122,307	432,605	420,798	141,899	1,583,892
	Percentage(%)	0.50	3.35	22.54	71.07	100.00	1.59
Loans in foreign currencies	Loan balance	3,429,664	246,750	195,618	83,353	10,066	3,965,451
	Allowances	11,279	26,691	61,708	71,176	10,066	180,920
	Percentage(%)	0.33	10.82	31.55	85.39	100.00	4.56
Bills bought (*1)	Loan balance	732,109	30,693	349	99,320	5,448	867,,919
	Allowances	3,661	614	70	92,164	5,448	101,957
	Percentage(%)	0.50	2.00	20.00	92.80	100.00	11.57
Payments on guarantees	Loan balance	2,302	10,948	21,417	75,919	12,426	123,012
	Allowances	12	625	4,283	60,251	12,426	77,597
	Percentage(%)	0.50	5.70	20.00	79.36	100.00	63.08
Credit card accounts	Loan balance	4,681,388	137,746	8	128,204	69,844	5,017,190
	Allowances	23,406	2,755	2	64,102	69,844	160,109
	Percentage(%)	0.50	2.00	25.00	50.00	100.00	3.19
RP (*2)	Loan balance	854,300	-	-	-	-	854,300
	Allowances	-	-	-	-	-	-
	Percentage(%)	-	-	-	-	-	-
Call loans	Loan balance	2,189,821	-	-	-	-	2,189,821
	Allowances	-	-	-	-	-	-
	Percentage(%)	-	-	-	-	-	-
Privately placed debentures	Loan balance	1,644,514	69,982	114,214	65,481	6,500	1,900,691
	Allowances	8,223	6,373	26,483	59,806	6,500	107,385
	Percentage(%)	0.50	9.11	23.19	91.33	100.00	5.65
Convertible loans (*3)	Loan balance	-	174,364	-	66,093	-	240,457
	Allowances	-	33,129	-	65,239	-	98,368
	Percentage(%)	-	19.00	-	98.71	-	40.91
Total loans	Loan balance	₩106,826,747	₩4,317,648	₩2,250,709	₩1,110,438	₩246,183	₩114,751,725
	Allowances	512,864	192,494	525,151	833,536	246,183	2,310,228
	Percentage(%)	0.48	4.46	23.33	75.06	100.00	2.01
Other allowances							28,892
Total allowances							₩ 2,339,120

The above amounts of loan balance are net of present value discounts.

(*1) Bills bought in Won and Bills bought in foreign currencies

(*2) Bonds purchased under resale agreements

(*3) Loans convertible into equity securities

Continued;

7. Allowances for Loan Losses, Continued;

For the three-month periods ended March 31, 2002 and 2001, the allowances for loan losses changed as follows (in millions of Won):

	2002	2001
Beginning Balance	₩ 2,271,179	₩ 1,826,700
Increase due to:		
Provision for loan losses	191,143	174,740
Collection of written-off loans	79,935	10,483
Troubled debt restructuring	2,615	205
Repurchase of loans sold	193	138
Other	23,410	-
	297,296	185,566
Decrease due to:		
Written-off loans	170,365	179,559
Sale of loans	35,031	-
Conversion of loans into equity securities	19,402	-
Exemption of loans	3,551	29,539
Set-off with present value discounts from troubled debt restructuring	582	15,376
Change in exchange rates and other	424	14,183
	229,355	238,657
Ending Balance	₩ 2,339,120	₩ 1,773,609

As of March 31, 2002 and 2001, the ratios of allowances for loan losses to loans are as follows (in millions of Won):

	2002	2001
Loans(*)	₩ 114,751,725	₩ 54,559,354
Allowances for loan losses	2,310,228	1,770,277
Ratio (%)	2.01	3.24

(*) The above amounts of loans are net of present value discounts.

8. Fixed Assets:

Fixed assets at March 31, 2002 and 2001 comprise the following (in millions of Won):

	2002			2001		
	Acquisition Cost	Accumulated Depreciation	Net Carrying Value	Acquisition Cost	Accumulated Depreciation	Net Carrying Value
Tangible assets						
Land	₩ 1,168,319	₩ -	₩ 1,168,319	₩ 736,230	₩ -	₩ 736,230
Buildings and structures	802,467	94,256	708,211	510,186	79,911	430,275
Leasehold improvements	57,891	33,071	24,820	29,160	24,242	4,918
Equipment and vehicles	717,649	404,985	312,664	459,039	384,076	74,963
Constructions in progress	6,760	-	6,760	5,440	-	5,440
	2,753,086	532,312	2,220,774	1,740,055	488,229	1,251,826
Intangible assets			673,058			6,275
Foreclosed assets			2,209			5,093
			₩ 2,896,041			₩1,263,194

In accordance with the General Banking Act, the Bank may only own business-purpose real property within its own equity capital amount.

All Bank's property and equipment, other than those personal properties valued under ₩1 million, are covered by insurance policies of ₩800,509 million and ₩522,574 million as of March 31, 2002and 2001, respectively. All vehicles are covered by legal and general insurance policies.

Intangible assets include trademark rights, communication related utility rights, lease premiums, and goodwill due to the business combination with H&CB.

Carrying value of goodwill changed for the three-month period ended March 31,2002 as follows (in millions of Won):

Balance as of January 1, 2002	₩ 692,050
Amortization	(19,586)
Balance as of March 31, 2002	₩ 672,464

The total government-posted price of land for tax imposition and compensation for confiscation as of March 31, 2002 and 2001 is as follows (in millions of Won):

	Book Value		Government-posted Price	
	2002	2001	2002	2001
Lands included in tangible assets	₩ 1,168,319	₩ 976,735	₩ 976,735	₩ 611,923
Lands included in foreclosed assets	4,160	1,502	1,502	1,444
	₩ 1,172,479	₩ 978,237	₩ 978,237	₩ 613,367

9. Other Assets:

Other assets at March 31, 2002 and 2001 comprise the following (in millions of Won):

	2002	2001
Guarantee deposits paid	₩ 1,184,831	₩ 620,457
Accounts receivable	1,543,889	3,099,668
Accrued income	1,032,812	987,134
Payments in advance	50,565	24,721
Prepaid expenses	33,725	138,302
Deferred tax assets (Note 26)	132,902	156,995
Derivative assets(Note 16)	272,018	453,454
Unsettled exchange assets	789,196	267,974
Loans to trust accounts	192,975	296,104
Other	22,134	195,532
	₩ 5,255,047	₩ 6,240,341

10. Deposits:

Deposits at March 31, 2002 and 2001 comprise the following (in millions of Won):

	Annual Interest (%)	2002	2001
Deposits in Won			
Demand deposits			
- Current deposits	-	₩ 261,710	₩ 70,693
- Household deposits	0.5	451,470	317,005
- Passbook deposits	0.5	6,891,037	1,967,368
- Temporary deposits	-	3,045,988	1,826,099
- Public fund deposits	0.5	132,528	102,344
- Other	0.5	6,321	5
		10,789,054	4,283,514
Time deposits and savings deposits			
- Time deposits	3.5~5.35	58,369,996	27,681,069
- Installment savings deposits	4.2~5.15	1,472,373	614,597
- Savings deposits for money sum	8.50	2,530	289
- Time and savings deposits for non-resident in Won	0.5~5.13	68,475	-
- General saving deposits	0.5~3.8	21,056,645	10,921,188
- Unrestricted corporate savings deposits	0.5~3.8	6,063,302	2,981,580
- Long term savings for employees	8.5~12.0	466,161	440,393
- Long term housing savings	5.65	384,909	37,003
- Long term savings for households	5.5~11.0	2,599,572	1,700,474
- Employee preferential savings deposits	5.35	2,585,157	726,119
- Housing savings deposits for employees	8.5~11.5	88	39
- Mutual installment deposits	3.5~5.25	8,044,638	5,840,835
- Housing installment deposits	4.85~5.25	4,259,080	261,548
		105,372,926	51,205,134
		116,161,980	55,488,648
Deposits in foreign currencies			
Demand deposits			
- Current deposits	0.0~2.0	44,430	20,812
- Passbook deposits	0.0~2.0	404,868	272,282
- Notice deposits	0.7~10.0	7,950	4,429
- Temporary deposits	0.0~2.0	4,433	2,728
		461,681	300,251
Time deposits and savings deposits			
- Time deposits	0.7~10.0	675,365	742,325
- Other	-	2,280	3,046
		677,645	745,371
		1,139,326	1,045,622
Certificates of deposit	3.7~4.8	2,242,565	2,169,142
		₩ 119,543,871	₩58,703,412

Continued;

10. Deposits, Continued;

The maturities of deposits as of March 31, 2002 are as follows (in millions of Won):

At December 31, 2001	Deposits in Won	Deposits in Foreign Currencies	Certificates of Deposit	Total
Due in 3 months or less	₩ 65,221,543	₩ 962,561	₩ 858,322	₩67,042,426
Due after 3 months through 6 months	14,465,971	109,955	1,280,415	15,856,341
Due after 6 months through 1 year	21,810,738	53,182	103,828	21,967,748
Due after 1 year through 2 years	8,478,193	12,242	-	8,490,435
Due after 2 years through 3 years	4,398,361	1,291	-	4,399,652
Due after 3 years through 4 years	1,144,922	95	-	1,145,017
Due after 4 years through 5 years	348,047	-	-	348,047
Thereafter	294,205	-	-	294,205
	₩116,161,980	₩ 1,139,326	₩2,242,565	₩119,543,871

11. Borrowings:

Borrowings as of March 31, 2002 and 2001 comprise the following (in millions of Won):

	Annual Interest (%)	2002	2001
Borrowings in Won			
Borrowings from the Bank of Korea			
- Aggregate Limitation Borrowings	2.50	₩ 1,336,192	₩ 884,206
- Other	5.00	794	3,370
		1,336,986	887,576
Borrowings from the government			
- Borrowings from government fund	4.00~5.50	358,955	87,818
- Other	0.00~6.25	656,061	498,658
		1,015,016	586,476
Borrowings from banking institutions			
- Debenture funds for development of small to medium industries	4.91~9.55	377,018	176,574
- Other borrowings from domestic banks	-	-	184,605
		377,018	361,179
Borrowings from National Housing Fund	8.00	9,543	-
Borrowings from non-banking financial institutions			
- Borrowings from Korea Development Bank	2.00~5.00	6,106	439
- Subordinated borrowings	-	-	425,000
- Other finance borrowings	5.59~6.52	680,000	108,361
		686,106	533,800
Other borrowings			
- Borrowings from local governments	2.20~8.00	442,525	395,030
- Borrowings from the Small and Medium Industry Promotion Corporation	4.50~5.75	748,901	658,511
- Other	2.75~7.30	103,746	123,464
		1,295,172	1,177,005
		4,719,841	3,546,036
Borrowings denominated in foreign currencies			
Borrowings from domestic banks	6M Libor+0.75~1.4	622,104	663,560
Borrowings from small and medium industry promotion fund	6M Libor+0.23~1.15	1,650,401	674,842
Borrowings from other financial institutions	0.6~4.8	176,830	171,809
		2,449,335	1,510,211

Continued;

11. **Borrowings**, Continued;

	Annual Interest (%)	2002	2001
Bonds sold under repurchase agreements	2.50~7.55	₩ 1,822,638	₩ 837,911
Bills sold	4.10~4.50	47,930	797,193
Due to the Bank of Korea denominated in foreign currencies	-	98,054	221,650
Call money			
- Call money in Won	3.50~3.85	2,032,700	654,000
- Call money in Foreign currencies	0.58~2.38	233,582	178,706
- Inter-banks reconciliation fund	-	77,294	-
		2,343,576	832,706
		₩ 11,481,374	₩ 7,745,707

The maturities of the borrowings as of March 31, 2002 are as follows (in millions of Won):

At March 31, 2002	Call money in Won	Call money in Foreign Currencies	Other	Total
Due in 3 months or less	₩1,567,170	₩ 1,150,149	₩ 3,677,383	₩ 6,394,702
Due after 3 months through 6 months	125,671	244,271	573,838	943,780
Due after 6 months through 1 year	763,545	271,521	60,977	1,096,043
Due after 1 year through 2 years	576,006	309,563	-	885,569
Due after 2 years through 3 years	507,372	129,542	-	636,914
Due after 3 years through 4 years	368,145	114,369	-	482,514
Due after 4 years through 5 years	247,765	112,616	-	360,381
Thereafter	564,167	117,304	-	681,471
	₩ 4,719,841	₩ 2,449,335	₩ 4,312,198	₩ 11,481,374

12. Debentures:

Debentures as of March 31, 2002 and 2001 comprise the following (in millions of Won):

	Annual Interest (%)	2002	2001
Debentures in Won			
Subordinated debentures	6.69~16.00	₩ 3,876,041	₩ 1,498,702
Discounted debentures	4.12~7.45	3,363,290	1,571,292
Coupon debentures	4.75~10.48	1,076,603	190,380
Compound interest debentures	4.76~10.57	818,478	1,387,382
		9,134,412	4,647,756
Discounts on debentures		(128,780)	(65,306)
		9,005,632	4,582,450
Debentures denominated in foreign currencies	3.00~6M libor+1.85	952,526	1,571,250
Discounts on debentures		(5,352)	(7,495)
		947,174	1,563,755
		₩ 9,952,806	₩ 6,146,205

Continued;

12. Debentures, Continued;

As of March 31, 2002, debentures in Won comprise the following:

	Issue Date	100 Millions of Won	Annual Interest (%)	Maturity
Non-subordinated				
Fixed rate	05-28-1999	₩ 300	8.05	05-28-2002
	06-28-1999	100	7.65	06-28-2002
	07-28-1999	900	7.88	07-28-2002
	11-28-2000	2,000	7.01	11-28-2003
	12-28-2000	1,600	7.01	12-28-2004
	02-28-2001	800	5.48	02-28-2004
	05-28-2001	100	5.12	05-28-2002
	06-28-2001	3,100	5.12	06-28-2002
	06-28-2001	2,300	5.87	06-28-2004
	07-28-2001	3,000	5.12	07-28-2002
	07-28-2001	600	5.82 ~5.87	07-28-2004
	08-28-2001	1,900	4.85	08-28-2002
	08-28-2001	600	5.82	08-28-2004
	10-28-2001	500	4.21	10-28-2002
	07-88~03-2002	34,769	4.12~10.57	12-89~03-2009
Sold over the counter	08-89~09-2000	15	6.28~16.28	11-90~03-2005
Subordinated				
Floating rate	12-24-1997	5,723	7.75	03-31-2003
	12-29-1998	2,212	6.75	03-31-2004
	12-29-1998	883	7.75	03-31-2004
Fixed rate	12-26-1997	400	15.30	12-26-2002
	12-29-1997	1,000	16.00	01-05-2004
	06-18-1998	600	15.66	07-18-2003
	06-23-1998	1,749	15.02	11-15-2003
Sold over the counter	01-97~08-97	1,051	11.04~15.66	01-03~08-03
	03-27-2000	2,000	9.65	03-27-2005
	06-28-2000	2,540	9.04 ~9.10	01-28-2006
	09-27-2000	3,000	8.99	01-27-2006
	09-28-2000	1,500	8.79~8.85	01-28-2006
	11-28-2000	1,000	8.65~8.71	02-28-2006
	11-28-2000	1,620	9.57~9.65	11-28-2010
	12-27-2000	2,000	8.71	01-27-2006
	05-28-2001	2,000	7.60~7.65	02-28-2007
	06-27-2001	1,600	7.68	03-27-2008
	06-27-2001	2,175	7.86	03-27-2009
	08-28-2001	1,000	6.69~6.73	08-28-2007
	09-28-2001	1,500	6.69~6.73	03-28-2008
	03-27-2002	1,966	7.10	01-27-2008
	03-27-2002	451	7.06	01-27-2008
Housing debentures	12-31-1997	520	7.75	03-31-2003
	12-31-1998	270	6.75	03-31-2004
		₩ 91,344		

Continued;

12. **Debentures**, Continued;

As of March 31, 2002, debentures denominated in foreign currencies comprise the following
:

	Issue Date	Thousands of Dollar		Annual Interest (%)	Maturity	Listings
Non-subordinated						
Floating rate	10-30-1997	USD	33,340	6M Libor+1.20	10-30-2002	London
	04-10-2000	USD	61,500	6M Libor+0.95	04-10-2003	Not listed
	04-10-2000	USD	40,000	6M Libor+1.15	04-10-2003	Not listed
	09-19-1997	USD	100,000	6M Libor+0.79	09-19-2002	Not listed
	06-02-2000	USD	10,000	6M Libor+1.30	06-02-2003	Not listed
	08-10-2000	USD	16,500	6M Libor+0.75	08-12-2002	Not listed
	08-10-2000	USD	12,500	6M Libor+0.90	08-11-2003	Not listed
Fixed rate	04-20-2000	SGD	100,000	5.00	04-20-2003	Not listed
Subordinated						
Floating rate	12-30-1996	USD	190,000	6M L+0.6~1.85	12-30-2006	Luxembourg
Convertible bond ("CB")	06-14-1999	USD	200,000	3.00	06-14-2005	Not listed
USD Equivalent (in thousands of USD)		USD	718,129			
KRW Equivalent (in millions of Won)		₩	952,526			

The Bank is authorized by the banking supervisory regulation to issue debentures amounting up to 300% of its equity. However, the issuance of new debentures for the repayment of the debentures from KLB, succeeded from the merger with KLB, on December 31, 1998, are excluded from the 300% of equity restrictions that would apply to other debenture issuances.

Among the debentures in foreign currencies, the subordinated debenture series issued during 1996 have annual call redemption options which can be exercised on or after 5 years from the issuance dates.

USD 10,000 thousand of the Bank's own debentures in foreign currencies reacquired by the Bank are deducted from debentures series issued on March 30, 1996.

As of March 31,2002 the conversion terms of the subordinated convertible bonds outstanding in the debentures in foreign currencies are as follows:

	Fixed Rate Subordinated CB
Face value	USD 200,000,000
Issue price	USD 200,000,000
Book value as of March 31,2002	KRW 265,280,000,000
Conversion price	₩ 22,123 per share
Conversion stock	Common stock
Convertible period	July 14,1999 ~ May 14,2005
Conversion exchange rate	USD 1 : ₩ 1,170.50
Method of redemption	Fully redeemed at maturity

Continued;

12. Debentures, Continued;

The maturities of debentures as of March 31, 2002 are as follows (in millions of Won):

At March 31, 2002	Won	Foreign Currencies	Total
Due in 3 months or less	₩ 708,653	₩ -	₩ 708,653
Due after 3 months through 6 months	838,818	154,526	993,344
Due after 6 months through 1 year	3,342,732	44,221	3,386,953
Due after 1 year through 2 years	1,105,214	236,483	1,341,697
Due after 2 years through 3 years	619,155	-	619,155
Due after 3 years through 4 years	1,141,105	265,280	1,406,385
Due after 4 years through 5 years	420,571	252,016	672,587
Thereafter	958,164	-	958,164
	₩ 9,134,412	₩ 952,526	₩ 10,086,938

13. Other Liabilities:

Other liabilities at March 31, 2002 and 2001 comprise the following (in millions of Won):

	2002	2001
Accrued retirement benefits (Note 14)	₩ 37,855	₩ 488,069
Allowance for loss on acceptances and guarantees (Note 15)	72,617	16,722
Due to trust accounts	1,548,921	726,112
Accounts payable	1,372,690	3,276,481
Accrued expenses	4,620,299	2,350,208
Advance from customers	119,161	24,319
Unearned income	142,853	137,451
Withholding taxes	84,272	97,362
Guarantee deposits received	156,212	80,344
Derivative liabilities (Note 16)	209,235	582,035
Unsettled domestic exchange transaction	594,932	161,562
Due to agencies	347,707	833,557
Other allowances(*)	10,458	-
Giro accounts	312,138	58,409
Other	133,031	20,478
	₩ 9,762,381	₩ 8,853,109

(*) The Bank provided other allowances for the possible losses in relation to the combination with H&CB overseas branches.

14. Accrued Retirement Benefits:

The movements in accrued retirement benefits for the three-month period ended March 31, 2002 are as follows (in millions of Won):

	Beginning Balance	Amounts Provided	Amounts Paid Out	Ending Balance
Retained retirement benefits	₩ 21,973	₩ 20,227	₩ 4,314	₩ 37,886
Contributed retirement benefits	28,414	-	39	28,375
Total accrued retirement benefits	50,387	20,227	4,353	66,261
Contribution to National Pension Fund	(33)	-	(2)	(31)
Contribution to pension funds	(28,414)	-	(39)	(28,375)
	₩ 21,940	₩ 20,227	₩ 4,312	₩ 37,855

Contributed retirement benefits are approximately 42.82% of total accrued retirement benefits as of March, 31, 2002. The contributed retirement benefits comprise balances with Korea Life Insurance Co., Ltd. and one other life insurance company for the pension fund deposits that grant the payment rights to its employees.

15. Guarantees and Acceptances:

Guarantees and acceptances at March 31, 2002 and 2001 are summarized as follows (in millions of Won):

		2002	2001
Guarantees and acceptances outstanding			
Guarantees and acceptances in Won	- Guarantees on debentures	₩ 6,069	₩ 5,499
	- Guarantees on loan collateral	43,974	40,815
	- Guarantees on commercial bills	490	25
	- Other	222,809	240,244
		273,342	286,583
Guarantees and acceptances in foreign currencies	- Acceptances on letters of credit	2,823,100	2,015,933
	- Acceptances for letters of guarantee for importers	74,995	70,253
	- Guarantees for performance	96,253	20,451
	- Guarantees for bid	3,731	212
	- Guarantees for borrowings	27,707	30,751
	- Guarantees for repayment of advances	25,544	125
	- Other	522,849	720,892
		3,574,179	2,858,617
		3,847,521	3,145,200
Contingent guarantees and acceptances			
	- Letters of Credit	1,385,816	1,257,434
	- Other	138,899	188,802
		1,524,715	1,446,236
		₩ 5,372,236	₩ 4,591,436

Continued;

15. **Guarantees and Acceptances**, Continued;

At March 31, 2002 the allowances for losses from guarantees and acceptances outstanding according to credit risk classifications are as follows (in millions of Won):

	Normal	Precautionary	Substandard	Doubtful	Estimated Loss	Total
Guarantees and acceptances in Won						
Balance	₩ 257,034	₩ 13,432	₩ 2,861	₩ 15	₩ -	₩ 273,342
Allowance	-	-	572	8	-	580
Ratio (%)	-	-	20.00	53.33	-	0.21
Guarantees and acceptances in foreign currencies						
Balance	3,360,910	116,259	22,314	59,439	15,257	3,574,179
Allowance	-	-	4,463	52,317	15,257	72,037
Ratio (%)	-	-	20.00	88.02	100.00	2.02
Total						
Balance	₩3,617,944	₩129,691	₩ 25,175	₩ 59,454	₩ 15,257	₩ 3,847,521
Allowance	-	-	5,035	52,325	15,257	72,617
Ratio (%)	-	-	20.00	88.01	100.00	1.89

The allowance ratios to guarantees and acceptances outstanding as of March 31, 2002 and 2001 are as follows (in millions of Won):

	2002	2001
Guarantees and acceptances outstanding	₩ 3,847,521	₩ 3,145,200
Allowances for losses from guarantees and acceptances outstanding	72,617	16,722
Ratio (%)	1.89	0.53

For the three-month period ended March 31, 2002 and 2001, the allowances for losses from guarantees and acceptances outstanding changed as follows (in millions of Won):

	2002	2001
Beginning balance	₩ 43,823	₩ 37,331
Additional allowance	28,784	-
Reversal of allowance	-	20,609
Changes in foreign exchange rates	10	-
Ending balance	₩ 72,617	₩ 16,722

The guarantees and acceptances risk concentration by country as of March 31, 2002 are as follows (in millions of Won):

	Guarantees and Acceptances Outstanding		Contingent Guarantees and Acceptances		Total	
	Balance	Percentage (%)	Balance	Percentage(%)	Balance	Percentage(%)
Korea	₩ 3,847,473	99.999	₩ 1,524,715	100.00	₩ 5,372,188	100.00
Other	48	0.001	-	-	48	-
	₩ 3,847,521	100.00	₩ 1,524,715	100.00	₩ 5,372,236	100.00

Continued;

15. **Guarantees and Acceptances**, Continued;

The guarantees and acceptances risk concentration by industry as of March 31, 2002 are as follows (in millions of Won):

	Guarantees and Acceptances Outstanding		Contingent Guarantees and Acceptances		Total	
	Balance	Percentage (%)	Balance	Percenta(%)	Balance	Percentage(%)
Manufacturing	₩ 2,271,249	59.03	₩ 814,103	53.39	₩ 3,085,352	57.43
Finance	306,397	7.96	13,163	0.86	319,560	5.95
Wholesale & retail	226,909	5.90	284,912	18.69	511,821	9.53
Other	1,042,966	27.11	412,537	27.06	1,455,503	27.09
	₩ 3,847,521	100.00	₩ 1,524,715	100.00	₩ 5,372,236	100.00

The guarantees and acceptances risk concentration by customer as of March 31, 2002 are as follows (in millions of Won):

	Guarantees and Acceptances Outstanding		Contingent Guarantees and Acceptances		Total	
	Balance	Percentage (%)	Balance	Percentage%)	Balance	Percentage(%)
Industrial	₩ 3,795,270	98.64	₩ 1,524,715	100.00	₩ 5,319,985	99.03
Public and other	52,251	1.36	-	-	52,251	0.97
	₩ 3,847,521	100.00	₩ 1,524,715	100.00	₩ 5,372,236	100.00

Credit related derivatives included in the other foreign currency guarantees are as follows (in thousands of US Dollars):

	Counter-party	Guaranteeing Asset	Guarantee Amounts
Credit Default Swap	Morgan Guarantee Trust	Green Cross convertible bonds	USD 7,000
Credit Linked Note	Macquarie Bank	Korea Development Bank FRN	20,000
			USD 27,000

Continued;

16. Derivatives:

The Bank's derivative instruments are divided between hedge derivatives and trading derivatives based on the purpose of the transaction. The Bank enters into hedge transactions mainly for the purposes of hedging fair value risks related to its assets. Trading derivatives include future contracts, forward contracts, swaps, and options entered into by the Bank to gain profit from short-term fluctuations of the underlying variable of the instruments. Also, trading derivatives include those with the Bank's customers and the related hedging derivatives.

Counter-parties of these hedge derivatives are mainly foreign financial institutions except for Korea Development Bank. Some hedge purpose transactions do not qualify for hedge accounting and are thus accounted for as trading derivatives. These transactions include the hedge relationships where the hedged item is an asset or liability that is remeasured with the changes in fair value attributable to the hedged risk reported currently in earnings or where the hedged item cannot be specifically identified.

The notional amounts outstanding for derivative contracts as of March 31, 2002 and 2001 are as follows (in millions of Won):

	Notional Amounts					
	2002			2001		
	Trading	Hedge	Total	Trading	Hedge	Total
Currency related						
- Forward	₩ 10,420,914	₩ -	₩ 10,420,914	₩10,234,338	₩ -	₩ 10,234,338
- Swap	3,148,466	-	3,148,466	1,049,546	36,621	1,086,167
- Futures	847,901	-	847,901	833,718	-	833,718
- Option bought	111,418	-	111,418	40	-	40
- Option sold	149,883	-	149,883	40	-	40
	14,678,582	-	14,678,582	12,117,682	36,621	12,154,303
Interest related						
- Forward	-	-	-	20,000	-	20,000
- Swap	19,683,304	278,544	19,961,848	5,079,320	610,251	5,689,571
- Futures	451,826	-	451,826	266,971	-	266,971
	20,135,130	278,544	20,413,674	5,366,291	610,251	5,976,542
Other	24,885	-	24,885	1,890	-	1,890
	₩ 34,838,597	₩278,544	₩ 35,117,141	₩17,485,863	₩ 646,872	₩ 18,132,735

Gain on derivatives and loss on derivatives are as follows (in millions of Won):

	2002	2001
Gain on derivatives		
- Gain on derivatives transactions	₩ 250,703	₩ 890,588
- Gain on valuation of derivatives	127,939	199,594
- Gain on fair value hedged items	88	6,354
	₩ 378,730	₩ 1,096,536
Loss on derivatives		
- Loss on derivatives transactions	₩ 223,670	₩ 863,816
- Loss on valuation of derivatives	124,881	301,820
- Loss on fair value hedged items	1,942	-
	₩ 350,493	₩ 1,165,636

Continued;

16. **Derivatives**, Continued:

Derivative valuation gains and losses for the three-month period ended March 31, 2002 is as follows (in millions of Won):

	Valuation Gains (P/L)			Valuation Losses (P/L)		
	Trading	Hedge	Total	Trading	Hedge	Total
Currency related						
- Forward	₩ 23,578	₩ -	₩ 23,578	₩ 28,574	₩ -	₩ 28,574
- Swap	16,863	-	16,863	14,919	-	14,919
- Option bought	575	-	575	366	-	366
- Option sold	662	-	662	929	-	929
	41,678	-	41,678	44,788	-	44,788
Interest related	40,855	88	40,943	33,062	1,942	35,004
Other	45,318	-	45,318	45,089	-	45,089
	₩ 127,851	₩ 88	₩ 127,939	₩122,939	₩ 1,942	₩ 124,881

	Fair Value (B/S)	
	Asset	Liability
Currency related		
- Forward	₩ 53,414	₩ 51,170
- Swap	145,253	70,562
- Option bought	591	337
- Option sold	598	1,113
	199,856	123,182
Interest related	71,565	86,053
Other	597	-
	₩ 272,018	₩ 209,235

17. **Commitments and Contingencies:**

As of March 31, 2002, 214 pending legal actions against the Bank amounting to ₩88,835 million are charged against the Bank and the Bank charged 141 pending legal actions amounting to ₩221,874 million. Management believes that these actions are without merit and that the ultimate liability, if any, will not materially affect the Bank's financial position.

The Bank has credit line and commitments to purchase commercial paper with asset securitization companies. Under these commitments, the Bank provides money, in case of temporary fund shortage, for the principal and interest repayment of these companies' senior bonds within the contracted term and amounts. As of March 31, 2002, the aggregate committed credit line amount totals ₩3,815,400 million and ₩55,740 million is outstanding under these commitments. Also, the Bank entered into arrangements to purchase ₩366,000 million of commercial paper issued by the securitization companies. The Bank has arranged various methods to provide for losses on these credit line commitments including payment guarantees, repurchase contracts, surety certificate guarantees, and cash retention.

Pursuant to asset securitization plans, the Bank previously sold loans to ABS Specialty Companies Ltd before last fiscal year. The related contracts for asset securitization stipulate the Bank's performance of warranty liability for loans sold to Kook 6th-ABS Specialty Co., Ltd, Jooeun 4th-ABS Specialty Co., Ltd., and Jooeun 5th-ABS Specialty Co., Ltd. (collectively "Specialty Co.") when underlying loans are delinquent for certain period of time or go into default. Accordingly, the Bank bears possible liabilities for collateral performance toward the Specialty Co. within the limits of ₩72,000 million, ₩23,382 million, and ₩66,500 million, respectively, as of March 31, 2002. No adjustments have been made in the accompanying financial statements related to such uncertainties.

As of March 31, 2002, the Bank provides an allowance of ₩20,951 million for estimated losses from repurchase of not yet repurchased loans sold to KAMCO. (See Note 7).

The Bank, under the Mutual Savings & Finance Company Act, is liable for the payment of the deposits of Orange Mutual Savings & Finance Co., Ltd. and Bukook Mutual Savings & Finance Co., Ltd., previously the Bank's subsidiaries but which were sold during 1999, if they enter into bankruptcy within 3 years of sale. The payment liability is limited to the deposit amounts as of the date of sale. As of March 31, 2002, Orange Mutual Savings & Finance Co., Ltd. is under suspended operations and the customers' deposits were paid out by the KDIC under the Depositor Protection Act. The Bank estimates the maximum loss of ₩11,529 million in relation to the advanced payments to customers by KDIC. No adjustments have been made in the accompanying financial statements related to such uncertainties.

As of March 31, 2002 and 2001, the Bank holds the unexpired rights to claim from borrowers or guarantors for loans in accordance with relevant law, which already has been written off, of ₩2,555,424 million and ₩1,191,904 million, respectively.

As of March 31, 2002 and 2001, the Bank holds the endorsed bills of ₩34,633 million and ₩16,477 million, respectively.

Continued;

17. **Commitments and Contingencies**, Continued;

During 1996, the Bank entered into a guarantee contract (total return swap) with Morgan Guarantee Trust Company of New York ("Morgan") for the payment of principal and interest on the USD 56 million FRN ("the FRN") issued to Morgan by Daehan Global Bond II Investment Ltd. ("the Fund"). The principal and interest of the Fund's major investment were not fully redeemed at its maturity on December 17, 2001, due to the default notice received on the Argentina portion of the Fund's investment in synthetic emerging markets bonds. Due to the resulting default on the Fund's repayment obligation on the FRN, the Bank paid out ₩76,011 million of principal and interest on the FRN to Morgan according to the guarantee contract. The Bank acquired the FRN of USD $56 million issued by the Fund for the payment of ₩ 76,011 million and recorded it as investment securities.

Based on the letter of commitment issued by Daehan Investment Trust Co., Ltd., the security agreement with the Fund, and the legal opinion of Bank's lawyers, the Bank impaired ₩14,727 million for the ₩46,294 million of total receivables from the Fund.

Beginning in 1997, Korea and other countries in the Asia Pacific region experienced a severe contraction in substantially all aspects of their economies. This situation is commonly referred to as the 1997 Asian financial crisis. In response to this situation, the Korean government and the private sector began implementing structural reforms to historical business practices. The Korean economy continues to experience difficulties, particularly in the areas of restructuring private enterprises and reforming the banking industry. The Korean government continues to apply pressure to Korean companies to restructure into more efficient and profitable firms. The banking industry is currently undergoing consolidation and the Bank may be either directly or indirectly affected by the situation described above. The ultimate effect of these significant uncertainties of the financial position of the Bank as of the balance sheet date cannot presently be determined and accordingly, no adjustments have been made in the accompanying financial statements related to such uncertainties.

Under these adverse economic conditions, certain financially troubled borrowers of the Bank including Hynix Semiconductor Inc. are experiencing a cash crisis or in the debt restructuring process under workout plans and other similar programs. As of March 31, 2002, the Bank's loans, securities, and guarantees and acceptances to those borrowers are as follows (in millions of Won):

	Loans (including guarantees and acceptances)				
Borrowers	Outstanding Balance	Present Value Discounts	Allowances	Net Book Value	Securities Held
Kohap Corp	₩ 331,892	₩ 15,603	₩ 211,529	₩ 104,760	₩ 60
Hynix Semiconductor Inc	174,364	-	33,129	141,235	13,147
Daewoo Electronics Co., Ltd	105,512	3,069	98,184	1,259	1,767
SsangYong Motor Co., Ltd	103,984	297	51,141	52,546	38,445
Daewoo Motor Co., Ltd	57,872	-	52,017	5,855	-
Kabul	55,775	2,382	42,816	10,577	88
Tongkook Corp	51,488	420	39,202	11,866	-
Dae-A Express Shipping	49,285	2,577	8,875	37,833	-
Grand Department Store	40,377	-	808	39,569	-
Midopa	33,947	4,218	5,946	23,783	-
Other	1,399,218	24,319	425,795	949,104	290,556
	₩ 2,400,714	₩ 52,885	₩969,442	₩ 1,378,387	₩ 344,063

18. Capital Stock:

As of March 31, 2002, the Bank has 1,000,000,000 common shares (par value : ₩5,000) authorized and 317,677,416 shares issued. ING Insurance International B.V., Goldman Sachs Capital Koryo, L.P., and the Korean government own 4.00%, 6.16%, and 9.09%, respectively, of the total issued shares. Among the issued shares, 26,510,715 common shares equivalent to 8.35% of the total issued shares are listed on the New York Stock Exchange as American Depositary Shares ("ADS") and are managed by Bank of New York, a trustee of the Bank. Under the General Banking Act, if one single entity, other than the government or a foreign investor, owns more than 4% of total outstanding voting shares, the entity's voting rights are limited to those of 4% shareholders.

As a result of the business combination with H&CB, shareholders of the Bank and H&CB, who are listed on the Register of Shareholders at October 31, 2001, received 179,775,233 new shares and 119,922,229 new shares of the Bank, respectively, at the exchange ratio of 1 new common share of the Bank for 1.688346 old shares of the Bank and 1 share of H&CB.

The bank is authorized to issue to non-shareholders convertible bonds and bonds with stock purchase warrants up to total par value amounts of ₩2,500 billion and ₩500 billion, respectively. At March 31, 2002, the Bank's subordinated foreign currency convertible bonds outstanding are ₩265,280 million (equivalent of USD 200 million, 10,581,747 shares at March 31, 2002) issued to Goldman Sachs Capital Koryo, L.P during 1999 (See Note 12).

19. Capital Surplus:

Capital surplus as of March 31, 2002 and 2001 comprises the following (in millions of Won):

	2002	2001
Paid-in capital in excess of par value	₩ 5,106,815	₩ 1,031,862
Gain on business combination	397,669	397,669
Revaluation increment	177,229	177,229
Other	1,815	1,391
	₩ 5,683,528	₩ 1,608,151

The movements in capital surplus for the three-month period ended March 31, 2002 are as follows (in millions of Won):

	Beginning Balance	Increase	Decrease(*)	Ending Balance
Paid-in capital in excess of par value	₩ 5,107,251	₩ -	₩ 436	₩ 5,106,815
Gain on business combination	397,669	-	-	397,669
Revaluation increment	177,229	-	-	177,229
Other	1,815	-	-	1,815
	₩ 5,683,964	₩ -	₩ 436	₩ 5,683,528

(*)Decreases in paid-in capital in excess of par value are due to stock issuing costs (See Note 22)

20. Retained Earnings:

Retained earnings as of March 31, 2002 and 2001 comprise the following (in millions of Won):

	2002	2001
Legal reserve(*1)	₩ 413,740	₩ 339,640
Reserve for business rationalization(*2)	40,760	39,760
Special reserves	960,700	480,700
Other reserves(*3)	7,138	14,863
Unappropriated retained earnings	688,334	251,685
	₩ 2,110,672	₩ 1,126,648

(*1) The General Banking Act requires the Bank to appropriate as a legal reserve a minimum of 10% of annual net income until the legal reserve equals paid in capital. This reserve is not available for payment of cash dividends but may be transferred to capital stock by an appropriate resolution by the Bank's board of directors or used to reduce accumulated deficit, if any, by appropriate resolution of the Bank's stockholders.

(*2) Pursuant to the Tax Exemption and Reduction Control Law, the Bank is required to appropriate, as a reserve for business rationalization, amounts equal to tax reductions arising from tax exemptions and tax credits. This reserve is not available for the payment of cash dividends, but may be transferred to capital stock or used to reduce accumulated deficits, if any.

(*3)At March 31, 2002 and 2001, other reserves comprise the following (in millions of Won):

	2002	2001
Reserves for overseas investment losses	₩ 5,417	₩ 13,900
Other reserves	1,721	963
	₩ 7,138	₩ 14,863

Pursuant to the Tax Exemption and Reduction Control Law, the Bank appropriates reserves for overseas investment losses. Other reserves are those appropriated for the operations of overseas branches.

21. Capital Adjustments:

As of March 31, 2002 and 2001, capital adjustments comprise the following (in millions of Won):

	2002	2001
Treasury stocks	₩ (1,363)	₩ (80,457)
Unissued stock dividends	-	-
Unrealized gain on investment securities	341,368	135,341
Employee stock options (See Note 22)	29,986	593
	₩ 369,991	₩ 55,477

Continued;

21. Capital Adjustments, Continued:

The movements in capital adjustments for year ended March 31, 2002 are as follows (in millions of Won):

	Beginning Balance	Increase	Decrease	Ending Balance
Treasury stocks	₩ (1,363)	₩ -	₩ -	₩ (1,363)
Unissued stock dividends	89,900	-	89,900	-
Unrealized gain/loss on investment securities	189,058	186,550	34,240	341,368
Employee stock options	26,021	3,965	-	29,986
	₩ 303,616	₩ 190,515	₩ 124,140	₩ 369,991

Increases in employee stock options is due to ₩3,965 million of compensation cost recognized for the three-month period ended March 31,2002.

22. Employee Stock Options:

The Bank, under the approval of Board of Directors, granted stock options to its executives on March 18, 2000, March 15, 2001, and November 16, 2001. In addition, the stock options of H&CB, which were granted on October 31, 1998, February 27, 1999, February 28, 2000, and March 24, 2001, were transferred to the Bank as a result of the business combination with H&CB. The details of the stock options in effect as of March 31, 2002 are as follows:

			Stock options transferred from H&CB					
Grant date	*1March 18, 2000	*1March 15, 2001	Oct. 31, 1998	Feb. 27, 1999	Feb. 28, 2000	March 24, 2001	*2Nov. 16, 2001	*3March. 22,2002
Shares granted	222,094	214,975	400,000	280,000	267,000	111,000	650,000	622,000
Share expired to date	109,565	16,882	-	59,892	55,617	21,173	-	-
Shared exercised	-	-	10,000	-	-	-	-	-
Shares outstanding	112,529	198,093	390,000	220,108	211,383	89,827	650,000	622,000
Exercise method	The Bank's choice of issuance or net settlement							
Exercise price	₩ 23,469	₩ 28,027	₩ 5,000	₩ 13,900	₩ 27,600	₩ 25,100	₩ 51,200	₩ 57,100
Exercise period	March 19, 2003 ~ March 18, 2005	March 16, 2004 ~ March 15, 2009	Nov. 1, 2001 ~ Oct. 31, 2004	Feb.28, 2002 ~ Feb. 27, 2005	March 1, 2003 ~ Feb. 28, 2006	March 25, 2004 ~ March 24, 2007	Nov.17, 2004 ~ Nov. 16, 2009	March 23, 2005 ~ March 22, 2010

(*1) Stock options granted before the business combination, shares expired and shares granted as of March 31, 2002 are adjusted based on a predetermined stock exchange ratio in the business combination with H&CB.

(*2) The number of shares granted on November 16, 2001 does not include the shares which will be additionally granted within the range of 200,000 shares if three-month weighted average stock price of the Bank right before exercise is higher than that of any other listed bank. And the exercise price can be affected by the fluctuation of the stock price index of banking industry.

(*3) The exercise price for the shares granted to internal auditors and outside the company directors can be affected by the fluctuation of the stock price index of banking industry.

Continued;

22. Employee Stock Options, Continued:

The Bank calculated the compensation costs using the fair value method and the details are as follows:

			Stock options transferred from H&CB					
Grant date	March 18, 2000	March 15, 2001	*1 Oct. 31, 1998	Feb. 27, 1999	Feb. 28, 2000	March 24, 2001	Nov. 16, 2001	March. 22,2002
Market price on grant date	₩ 21,442	₩ 25,156	-	₩ 33,750	₩ 33,750	₩ 33,750	₩ 45,800	₩ 58,000
Risk-free interest rate	9.325%	6.06%	-	4.743%	4.743%	4.743%	4.9096%	6.1361%
Expected exercise period	4 years	5.5 years	-	3 years	3 years	3 years	3 years	3 years
Expected share price volatility	71.143%	70.301%	-	73.295%	73.295%	73.295%	58.902%	53.560%
Expected dividend rate	2.25%	2.47%	-	1.926%	1.926%	1.926%	1.42%	1.42%
Compensation cost per share	₩ 12,638	₩ 15,987	₩ 55,500	₩ 19,850	₩ 13,320	₩ 17,117	₩ 20,086	₩ 24,496
Total compensation cost*2	₩ 1,422	₩ 3,167	₩ 20,134	₩ 4,369	₩ 2,816	₩ 1,537	₩ 13,056	₩ 15,236
Recognized compensation cost*2	₩ 948	₩ 1,056	₩ 19,695	₩ 4,369	₩ 1,956	₩ 512	₩ 1,451	₩ -
Exercised compensation*2	-	-	₩ 439	-	-	-	-	-

(*1) The compensation cost of shares granted on October 31, 1998 is to be determined annually by multiplying the difference between exercise price and market value at balance sheet date by number of shares granted.

(*2) in millions of Won

The compensation costs to be recognized in the future are as follows (in millions of Won):

			Stock options transferred from H&CB						
	March 18, 2000	March 15, 2001	Oct. 31, 1998	Feb. 27, 1999	Feb. 28, 2000	March 24, 2001	Nov. 16, 2001	March 22 2002	Total
Within 1year	₩ 474	₩ 1,056	₩ -	₩ -	₩ 860	₩ 512	₩ 4,352	₩ 3,809	₩ 11,063
Within2 years	-	1,055		-		513	4,352	5,079	10,999
Within3 years	-	-		-	-	-	2,901	6,348	9,249
	₩ 474	₩ 2,111	₩ -	₩ -	₩ 860	₩ 1,025	₩ 11,605	₩15,236	₩ 31,311

23. Other Non-interest Income (Expenses):

Other non-interest income (expenses) for the three-month period ended March 31, 2002 and 2001 comprise the following (in millions of Won):

	2002	2001
Other non-interest income:		
- Realized gain on trading securities	₩ 28,577	₩ 75,544
- Unrealized gain on trading securities	36,195	-
- Gain on trust management	109,676	63,879
- Reversal of allowance for losses on acceptances and guarantees	-	20,609
	₩ 174,448	₩ 160,032
Other non-interest expenses:		
- Realized loss on trading securities	₩ 6,031	₩ 50,545
- Unrealized loss on trading securities	6	24,742
- Contributions to special funds	34,119	18,623
- Loss form guarantees and acceptances	28,784	-
- Loss on trust management	-	2,279
- Other	32,664	13,106
	₩ 101,604	₩ 109,295

24. General and Administrative Expenses:

General and administrative expenses for the three-month period ended March 31, 2002 and 2001 comprise the following (in millions of Won):

	2002	2001
Salaries and wages	₩ 279,598	₩ 99,055
Retirement benefits (Note 14)	20,227	25,475
Other employee benefits	52,022	91,126
Rent	10,523	4,961
Depreciation	54,886	16,265
Amortization	19,601	141
Taxes and dues	23,195	13,987
Advertising	10,999	7,028
Ordinary R&D	27,974	6,012
Fees and commissions	13,492	6,345
Other	43,806	23,492
	₩ 556,323	₩ 293,887

25. Non-Operating Income (Expenses):

Non-operating income (expenses) for the three-month period ended March 31, 2002 and 2001 comprise the following (in millions of Won):

	2002	2001
Non-operating income:		
- Gain on disposal of fixed assets	₩ 315	₩ 144
- Rent income	853	431
- Gain on investment in related parties using equity method of accounting (Note 5)	98,975	95,424
- Realized gain on investment securities	87,980	8,841
-Recovery of impairment loss on equity investment securities	15,318	-
-Recovery of impairment loss on debt investment securities	3,468	-
- Unrealized gain on investment in funds (Note 5)	27,055	30,045
- Gain on sale of troubled loans	13,534	-
- Other	22,179	11,897
	269,677	146,782
Non-operating expenses:		
- Loss on disposal of fixed assets	239	361
- Realized loss on investment securities	4,905	8,534
- Impairment loss on equity investment securities(Note 5)	31,622	-
- Impairment loss on debt investment securities(Note 5)	29,808	-
- Loss on sale of troubled loans	169	-
- Other	16,641	19,985
	83,384	28,880
	₩ 186,293	₩ 117,902

26. Income Tax Expenses:

Income tax expenses for the three-month period ended March 31, 2002 and 2001 comprises the following (in millions of Won):

	2002	2001
Income taxes payable	₩ 296,709	₩ 75,830
Deferred income taxes from temporary differences	(13,459)	33,309
Retained earning adjustments	-	85
Income tax expenses	₩ 283,250	₩ 109,224
Deferred income tax asset at March 31	₩ 132,902	₩ 156,995
Deferred income tax asset at January 1	119,443	190,304
Changes in deferred income tax asset	₩ 13,459	₩ (33,309)

Adjustments of net income before income tax expenses to taxable income for the three-month period ended March 31, 2002 and 2001 comprise the following (in millions of Won):

	2002	2001
Adjustments to increase taxable income		
Permanent differences due to:		
- Interests recognized	₩ 1,500	₩
- Other	817	2
	2,317	2
Temporary differences (See below)	1,399,139	757,303
	₩ 1,401,456	₩ 757,305
Adjustments to decrease taxable income		
Permanent differences due to:		
- Dividend income	₩ -	₩ 429
- Refunded income taxes	2,464	-
- Refunded penalty	381	-
- Other	212	-
	3,057	429
Temporary differences (See below)	1,353,823	865,448
	₩ 1,356,880	₩ 865,877

Continued;

26. **Income Tax Expenses**, Continued;

The significant changes in accumulated temporary differences and deferred tax assets(liabilities) for the three-month period ended March 31, 2002 comprise the following (in millions of Won):

	Beginning Balance	Increase	Decrease	Ending Balance	Deferred tax Assets (Liab.)
Allowance for loan losses	₩ 671,717	₩ 493,870	₩431,587	₩734,000	₩217,998
Accrued interest	(478,123)	(386,364)	(478,149)	(386,338)	(114,742)
Unrealized loss on securities	1,875	(96,314)	-	(94,439)	(28,048)
Unrealized loss on derivatives	32,011	-	56,077	(24,066)	(7,148)
Present value discounts	87,972	75,102	84,156	78,918	23,439
Allowance for losses on acceptances and guarantees	43,823	72,617	43,823	72,617	21,567
Retirement benefits	1,785	57	79	1,763	524
Overseas investment losses	(6,664)	-	(2,516)	(4,148)	(1,232)
Stock option compensation cost	26,021	29,170	26,021	29,170	8,663
Other	21,750	247,658	229,402	40,006	11,881
	₩402,167	₩ 435,796	₩ 390,480	₩ 447,483	₩ 132,902

Deferred income tax adjusted by temporary differences in retained earnings for the three-month period ended March 31, 2002, and 2001 is as follows (in millions of Won):

	2002		2001	
	Temporary Difference	Income Tax effect	Temporary Difference	Income Tax effect
Unrealized gains/losses on investment in related parties using equity method of accounting	-	-	₩ 277	₩ 85

The statuary income tax rate applicable to the Bank, including resident tax surcharges, is approximately 29.7%. However, the effective tax rates are 29.65% and 30.76% for the years ended March 31, 2002, and 2001, respectively.

Income tax expenses and effective tax rates for the three-month period ended March 31, 2002, and 2001 comprise the following (in millions of Won):

	2002	2001
Income tax expenses	₩ 283,250	₩ 109,224
Net income before income tax expenses	955,439	355,051
Effective tax rate	29.65%	30.76%

27. Earnings Per Share:

Earnings per share ("EPS") for the three-month period ended March 31, 2002 and 2001 are calculated as follows (in millions of Won):

	2002	2001 (*)
Net income after income taxes	₩ 672,189	₩ 245,827
Dividend on preferred stock (1%)	-	(329)
	672,189	245,498
Weighted average number of common shares outstanding	317,645,868	189,310,830
Earnings per share (in Won)	₩ 2,116	₩ 1,297

Diluted EPS for the three-month period ended March 31, 2002 and 2001 are calculated as follows (in millions of Won):

	2002	2001(*)
Net income after income taxes	₩ 672,189	₩ 245,827
Dividend on preferred stock (1%)	-	(329)
	672,189	245,498
Interest expenses on convertible bonds	1,682	181
Stock compensation expenses	460	-
	674,331	245,679
Weighted average number of common shares outstanding	328,716,564	191,297,342
Diluted earnings per share (in Won)	₩ 2,051	₩ 1,284

(*) EPS and diluted EPS for the three-month period ended March 31,2001 are adjusted considering the effect of business combination with H&CB.

Weighted average number of common shares outstanding before and after dilution for three-month period ended March 31, 2002 are calculated as follows:

	Number of Shares	Days Outstanding	Weighted Average Number of Shares
Weighted average common stock-beginning balance	299,697,462	90	299,697,462
Treasury common stock – beginning balance	(31,548)	90	(31,548)
Stock dividends	17,979,954	90	17,979,954
Weighted average number of common shares before dilution (①)			317,645,868
Convertible bonds issued to Goldman Sachs	10,581,747	90	10,581,747
Employee stock option	488,949	90	488,949
Diluting shares (②)			11,070,696
Diluted weighted average number of common shares (①+②)			328,716,564

The increase in common shares resulting from convertible bonds is computed assuming the conversion had taken place as of the beginning of the period. The employee stock options have no dilution effect and are thus not considered in the above calculation.

The interest expenses on convertible bonds used in the calculation of the diluted EPS are net of 29.7% of tax effects. The number of common shares assumed to be converted from convertible bonds is calculated by dividing the total convertible bond amounts by conversion price per share.

Continued;

27. **Earnings Per Share,** Continued :

As of March 31, 2002, securities convertible to common stock are as follows.

Type	Exercise period	Numbers of common shares to be issued	Exercise price
Convertible Bond	1 month after issuance date ~ 1 month before maturity	10,581,747	One share per ₩22,123 of face value
Stock Option	03-19-2003 ~ 03-18-2005	112,529	₩ 23,469 per share
Stock Option	03-16-2004 ~ 03-15-2009	198,093	₩ 28,027 per share
Stock Option	11-01-2001 ~ 10-31-2004	390,000	₩ 5,000 per share
Stock Option	02-28-2002 ~ 02-27-2005	220,108	₩ 13,900 per share
Stock Option	03-01-2003 ~ 02-28-2006	211,383	₩ 27,600 per share
Stock Option	03-25-2004 ~ 03-24-2007	89,827	₩ 25,100 per share
Stock Option	11-17-2004 ~ 11-16-2009	650,000	₩ 51,200 per share
Stock Option	03-23-2005 ~ 03-22-2010	622,000	₩ 57,100 per share

28. **Assets and Liabilities Denominated in Foreign Currencies:**

Significant assets and liabilities denominated in foreign currencies as of March 31, 2002 comprise the following:

	Total Balances		Major Denomination Currencies (*)		
	Millions of Won	Thousands of US Dollars	Thousands of US Dollars	Thousands of EC Euro	Thousands of Japanese Yen
Assets					
Cash	₩ 145,838	US $ 109,950	US $ 56,106	EUR€ 6,339	JPY ¥ 5,282,367
Due from	119,563	90,141	69,378	-	1,159,401
Trading	15,220	11,475	11,439	-	-
Investment	1,318,028	993,688	866,940	-	2,634,554
Loans in foreign	3,971,436	2,994,147	2,618,563	11,232	1,137,368
Bills	811,948	612,144	538,718	40,914	1,615,215
Advances for	18,413	13,882	12,243	-	-
Call	410,521	309,500	289,000	-	2,622,500
Liabilities					
Deposits	1,139,326	858,961	661,750	13,708	5,394,103
Borrowings	2,449,335	1,846,604	1,612,219	30,111	19,189,921
Due to BOK	98,054	73,925	73,925	-	-
Call money	233,581	176,101	29,000	-	18,831,350
Debentures	952,526	718,129	663,840	-	-
Unsettled foreign payables	14,796	11,155	6,718	148	198,475

(*) Foreign currencies other than US dollars are converted into US dollar amounts using the exchange rates provided by Korea Financial Telecommunications & Clearing Institute at the balance sheet date.

29. Related Party Transactions:

Significant transactions with related parties for the year ended March 31, 2002 and 2001 are as follows (in millions of Won):

Account	Beginning Balance	Increase	Decrease	Ending Balance	Transactions Relating P/L
Kookmin Credit Card Co., Ltd.					
Loans	₩ 122,526	₩ 271,167	₩ -	₩ 393,693	₩ 10,567
Other assets	1,907	1,235	-	3,142	1,235
Deposits	4,687	8,037	-	12,724	21
Borrowings	-	-	-	-	22
Other liabilities	18,334	-	13,331	5,003	53
Commissions incomes	-	-	-	-	38,000
Commissions expenses	-	-	-	-	62
Kookmin Leasing Co., Ltd.	-	-	-	-	-
Securities	761	-	29	732	125
Deposits	75,912	36,276	-	112,188	798
Kookmin Venture Capital Co., Ltd.		-	-	-	-
Loans	96,000	-	-	96,000	2,398
Deposits	10,041	4,980	-	15,021	120
Kookmin Data System Co., Ltd.	-	-	-	-	-
Deposits	3,676	-	1,070	2,606	30
Other liabilities	879	-	-	879	25
Kookmin Futures Co., Ltd.	-	-	-	-	-
Due from banks	2,092	639	-	2,731	1
Deposits	10,646	1,067	-	11,713	140
Other liabilities	620	-	-	620	18
KB Investment Trust Mgt. Co., Ltd.	-	-	-	-	-
Deposits	14,704	1,002	-	15,706	177
Kookmin Investment Co., Ltd.	-	-	-	-	-
Deposits	19,770	3,998	-	23,768	221
Kookmin Bank Luxembourg S.A.	-	-	-	-	-
Due from banks	9,903	-	1,371	8,532	-
Loans	218,807	197,643	134,457	281,993	1,482
Other assets	-	27	-	27	27
Borrowings	-	39,792	-	39,792	40
Other liabilities	155	-	52	103	(103)
Kookmin Bank International (London) Ltd.	-	-	-	-	-
Due from banks	1,856	-	111	1,745	-
Loans	146,911	75,924	-	222,835	1,003
Borrowings	7,670	71,914	-	79,584	82
Other liabilities	76	91	-	167	(167)
Kookmin Finance Asia Ltd. (HK)	-	-	-	-	-
Due from banks	3,766	9,117	-	12,883	-
Borrowings	16,311	-	16,311	-	-
Kookmin Finance H.K. Ltd.	-	-	-	-	-
Due from banks	2,030	355	2,030	355	-
Loans	182,052	6,920	-	188,972	1,104
Debentures	6,463	41	-	6,504	63
Kookmin Bank Leasing & Finance (HK) Ltd.	-	-	-	-	-
Loans	17,440	-	2,835	14,605	47

Continued;

29. Related Party Transactions, Continued:

Account	Beginning Balance	Increase	Decrease	Ending Balance	Transactions Relating P/L
Jooeun Leasing Co., Ltd.					
Loans	₩ 163,295	₩ 729	₩ -	₩ 164,024	₩ 2,060
(Present value discounts)	(1,212)	-	(133)	(1,079)	133
Other assets	3,232	-	122	3,110	(122)
Deposits	1,304	2,074	-	3,378	3
Other liabilities	100	-	-	100	-
Acceptances and guarantees	1,396	1,421	-	2,817	-
Jooeun Investment Trust Mgt. Co., Ltd.	-	-	-	-	-
Deposits	25,326	-	7,026	18,300	280
Jooeun Real Estate Trust Co., Ltd.	-	-	-	-	-
Loans	40,000	373	-	40,373	903
Deposits	241	-	66	175	2
Other liabilities	1,797	-	-	1,797	-
Acceptances and guarantees	53	-	-	53	-
Jooeun Industrial Co., Ltd.	-	-	-	-	-
Loans	228,317	-	1,087	227,230	7,275
Deposits	2,904	2,153	-	5,057	22
Other liabilities	1,081	-	-	1,081	-
Acceptances and guarantees	60	-	-	60	-
Jooeun Credit Information Co., Ltd.	-	-	-	-	-
Deposits	7,838	42	-	7,880	90
Other liabilities	3,150	100	248	3,002	(3,838)
Commissions expenses	-	-	-	-	(1,291)
	₩ 1,474,877	₩ 737,117	₩ 180,013	₩ 2,031,981	₩ 63,108

30. Transactions with Financial Institutions:

The assets and liabilities related to transactions with financial institutions for the year ended March 31, 2002 are as follows (in millions of Won):

Asset/Liability		The Bank of Korea	Other Banks	Other Financial Institutions	Total
Cash and due from banks					
	Due from banks in Won	₩ 3,519,088	₩ 128,934	₩ 924,196	₩ 4,572,218
	Due from banks in foreign currencies	30,132	82,118	7,313	119,563
		3,549,220	211,052	931,509	4,691,781
Loans					
	Loans in Won	-	36,028	772,711	808,739
	Loans in foreign currencies	-	1,213,950	348,837	1,562,787
	Bills bought in Won	-	484,349	2,746	487,095
	Securities purchased under resale agreements	714,300	100,000	40,000	854,300
	Call loans	-	1,409,197	780,624	2,189,821
	Other	-	-	90,817	90,817
		714,300	3,243,524	2,035,735	5,993,559
Deposits					
	Deposits in Won	-	721,574	1,795,074	2,516,648
Borrowings					
	Borrowings in Won	1,336,986	377,018	686,106	2,400,110
	Borrowings in foreign currencies		2,272,505	176,830	2,449,335
	Other	98,054	233,581	2,032,700	2,364,335
		1,435,040	2,883,104	2,895,636	7,213,780
Debentures					
	Debentures in Won	-	881,800	1,980,000	2,861,800
	Debentures in foreign currencies	-	775,664	176,862	952,526
		-	1,657,464	2,156,862	3,814,326

31. Assets and Liabilities Bearing Interest:

Assets and liabilities bearing interest income and interest expenses for the three-month period ended March 31, 2002 are as follows (in millions of Won):

Assets bearing interest income

Account	Average Balance	Interest Income	Interest Rate
Cash and due from banks	₩ 5,615,057	₩ 13,718	0.98 %
Trading securities	5,975,900	26,821	1.80%
Investment securities	26,345,125	382,135	5.80%
Loans	111,020,630	2,095,762	7.55%
	₩ 148,956,712	₩ 2,518,436	

Liabilities bearing interest expenses

Account	Average Balance	Interest Expenses	Interest Rate
Deposits	₩115,643,809	₩ 1,192,936	4.13%
Borrowings	10,805,825	112,047	4.15%
Debentures	9,941,997	177,092	7.13%
	₩136,391,631	₩1,482,075	

32. Operations of the Trust Accounts:

Assets and liabilities of the trust accounts as of March 31, 2002 are classified as principal or dividend guarantee money trusts performance money trusts, and property trusts as follows (in millions of Won):

	Guarantee Money trusts	Performance Money trusts	Property trusts	Total
Securities	₩ 4,740,628	₩ 12,127,882	₩ 100,104	₩16,968,614
Loans	230,295	701,384	-	931,679
Receivables	-	-	15,527,084	15,527,084
Due from banking accounts	231,843	409,513	15,530	656,886
Provision for loan losses	(195,656)	(125,567)	-	(321,223)
Other assets	100,724	478,048	19,629	598,401
Total assets	₩ 5,107,834	₩ 13,591,260	₩15,662,347	₩34,361,441
Trusts	₩ 4,654,544	₩ 13,043,826	₩15,627,249	₩33,325,619
Reserves for future losses	32,874	2,662	-	35,536
Other liabilities	420,416	544,772	35,098	1,000,286
Total liabilities	₩ 5,107,834	₩ 13,591,260	₩15,662,347	₩34,361,441

The Bank is liable to the following portion of the difference between book value and fair value in principal guarantee money trusts or dividend guarantee money trusts (in millions of Won):

	Book Value	Fair Value	Liable Amount
Principal guarantee money trusts	₩ 4,398,537	₩ 4,391,282	₩ (7,255)
Principal and dividend guarantee trusts	350,399	349,346	-
	₩ 4,748,936	₩ 4,740,628	₩ (7,255)

The results of operation of the trust accounts, from the Bank's management accounting point of view, for the three-month period ended March 31, 2002 are as follows (in millions of Won):

Trust Account Related Income		Trust Account Related Expenses	
Fees on money trusts	₩ 104,885	Interest expense on borrowings from trust accounts	₩ 6,065
Early withdrawal penalties	399	Compensation to trust accounts	-
Interest revenue on loans to trust accounts	2,287		
	₩ 107,571		₩ 6,065

33. Business Combination with H&CB:

The Bank entered into a business combination contract ("the Contract") with H&CB on April 23, 2001 and obtained approval from the shareholders for such combination on September 29, 2001. In accordance with the Contract, the Bank completed the legal consolidation with H&CB as of October 31, 2001.

According to the Contract, the shareholders of the Bank and H&CB received 1 new common share of the Bank for 1.688346 old shares of the Bank and 1 share of H&CB, respectively. The new common shares of the Bank were listed on the Korea Stock Exchange on November 9, 2001. Although the business combination took the legal form of consolidation, the Bank acquired H&CB's total assets of ₩67,742,958 million and liabilities of ₩64,381,185 million by applying the purchase method of accounting.

Continued;

33. Business Combination with H&CB, Continued;

The Bank's registration statement was declared effective by the Securities and Exchange Commission of the United States of America on September 10, 2001 , and the new shares of the Bank were listed on New York Stock Exchange as American Depositary Shares ("ADS") on November 1, 2001.

34. Business Segments:

The Bank is organized into four major business segments: Retail Banking, Business Banking, Treasury & Investment Management, and Credit Card. These business segments are based on the nature of the products and services provided, the type or class of customer, and the Bank's management organization, and provide the basis on which the Bank reports its primary segment information.

The following table shows the distribution of the Bank's operations by business segment (in millions of Won):

At March 31, 2002	Retail banking	Business banking	Treasury and Investment Management	Credit Card	Other	Total
Loans	₩ 62,848,320	₩37,198,839	₩ 7,509,801	₩ 4,855,645	₩ -	₩112,412,605
Securities	-	-	33,073,351	-	-	33,073,351
Fixed assets	1,784,830	390,676	143,644	273,097	303,794	2,896,041
Other assets	2,724,911	159,834	5,192,052	111,730	3,922,486	12,111,013
Total assets	₩ 67,358,061	₩37,749,349	₩45,918,848	₩ 5,240,472	₩ 4,226,280	₩ 160,493,010
Operating income	₩ 1,306,897	₩ 723,255	₩ 987,753	₩ 276,781	₩ 285,857	₩ 3,580,543

The Bank principally operates in Korea. Secondary segments are geographically oriented and are segregated into two segments: domestic and foreign operations. The following table shows the distribution of the Bank's operations by geographical market (in millions of Won):

At March 31, 2002	Domestic	Overseas	Bank Total
Loans	₩ 111,390,012	₩ 1,022,593	₩ 112,412,605
Securities	32,964,998	108,353	33,073,351
Fixed assets	2,892,706	3,335	2,896,041
Other assets	12,041,593	69,420	12,111,013
Total assets	₩ 159,289,309	₩ 1,203,701	₩ 160,493,010
Operating income	₩ 3,563,281	₩ 17,262	₩ 3,580,543

35. Reclassification of Accounts:

Certain accounts of prior financial statements are reclassified for comparative purposes. These reclassifications have no effect on the net asset value and the net income of the Bank as of the balance sheet date.

The Bank completed the legal consolidation with H&CB as of October 31, 2001. The financial statements of prior year present the financial position of the former Kookmin Bank as of March 31, 2001, and the results of its operations for the three-month period then ended.